Exhibit 99.144

EXECUTION VERSION

LAKE SHORE GOLD CORP.
as Borrower

and

UNICREDIT BANK AG
as Lead Arranger

and

UNICREDIT BANK AG
as Documentation Agent and Administrative Agent

THE SEVERAL LENDERS
FROM TIME TO TIME PARTIES HERETO

CREDIT AGREEMENT

Dated as of February 24, 2011

Fasken Martineau DuMoulin LLP
Toronto, Ontario

(continued)

(continued)

Schedule A	Lenders and Individual Commitments
Schedule B	Compliance Certificate
Schedule C	Form of Assignment
Schedule D	Form of Drawdown Notice
Schedule E	Form of Rollover Notice

(continued)

Page
Schedule F	Corporate Structure
Schedule G	Applicable Rates
Schedule H	Qualified Affiliate Instrument of Adhesion
Schedule I	Security Documents
Schedule J	International Numbering Service Provider
Schedule K	Mandatory Cost Formulae
Schedule L	Hedging Policy
Schedule M	Mining Claims
Schedule N	Goldcorp Agreements

CREDIT AGREEMENT dated as of February 24, 2011 between Lake Shore Gold Corp., a corporation incorporated under the laws of Canada (the “Borrower”), the lending institutions from time to time parties hereto as Lenders (each a “Lender” and, collectively, the “Lenders”) and UniCredit Bank AG, as Administrative Agent.

WHEREAS the Borrower has requested the Lenders to provide to it a certain credit facility for the purposes set forth in Section 10.1(c);

AND WHEREAS the Lenders are each willing to provide such credit facility to the Borrower for the aforementioned purposes upon the terms and conditions contained herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1                                                    Defined Terms

The following defined terms shall for all purposes of this Agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“1399724” means 1399724 Ontario Limited.

“$” denotes U.S. dollars.

“Acquisition” means:

(a)                     if the acquisition is a share purchase, the Borrower shall Control the entity being acquired immediately following the completion of such acquisition; or

(b)                    if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

“Additional Project” means any operating mine of any Company (x) in respect of which the book value of resource properties attributable to such operating mine as at the last day of the most recently completed Fiscal Quarter, based on the segmented information notes in the quarterly financial statements of the Borrower most recently delivered to the Administrative Agent pursuant to Section 11.1(a)(ii), is greater than 15% of the Borrower’s consolidated book value of resource properties as at the last day of said Fiscal Quarter, expressed in U.S. dollars or (y) which holds deposits with Proven and Probable Reserves of gold that constitute greater than 15% of the Proven and Probable Reserves of the Borrower on a consolidated basis of such metal. For certainty, none of the Timmins Mine, the Thunder Creek Mine, the Bell Creek Complex or the Bell Creek Mine shall constitute an Additional Project.

“Administrative Agent” means UniCredit Bank AG, in its capacity as administrative agent of the Finance Parties, and any successor thereto pursuant to Section 13.12.

“Affiliate” means an affiliated body corporate and, for the purposes of this Agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a chartered bank.

“Applicable Law” means all public laws, statutes, ordinances, decrees, judgments, codes, standards, acts, orders, by-laws, rules, regulations, approvals, permits and requirements of all Official Bodies, in each case having the force of law and which now or hereafter may be lawfully applicable to and enforceable against any Obligor or its property or any part thereof.

“Applicable Rate” means, for a particular Fiscal Quarter, the percentage rate per annum used to determine the interest rate on the Loans by reference to the range in which the Leverage Ratio for the second immediately preceding Fiscal Quarter falls as set forth in Schedule G hereto, provided that (i) changes in the Applicable Rate shall be effective as set forth in Section 6.7, (ii) changes in the Applicable Rate shall apply, as at the effective dates of such changes, to Loans outstanding on such dates, but only for those portions of applicable Interest Periods falling within those times during which the changes in the Applicable Rate are effective, as provided above.

“Available Credit” means, at any particular time, the amount, if any, by which the Credit Limit at such time exceeds the amount of credit outstanding under the Credit Facility at such time.

“Banking Day” means (x) any day, other than Saturday and Sunday, on which banks generally are open for business in Toronto, Ontario, Munich, Germany and New York, New York and (y) when used in respect of Loans, means any such day which is also a day on which banks generally are open for business in London, England and on which transactions can be carried on in the London interbank market.

“Base Case Financial Model” means, at any particular time prior to the written approval by the Lenders of an updated Base Case Financial Model, the Initial Base Case Financial Model and, thereafter, the most recently updated Base Case

Financial Model delivered by the Borrower to the Administrative Agent which has been approved in writing by the Lenders. The Lenders will be entitled to engage the Independent Engineer (in consultation with the Borrower at any time no Default has occurred and is outstanding) to review any updated Base Case Financial Model delivered by the Borrower if, when compared to the then approved Base Case Financial Model, the updated Base Case Financial Model evidences (i) any line item deviating by 10% or more or (ii) in the opinion of Majority Lenders, acting reasonably, a material change to the operation of the Projects. The Base Case Financial Model shall encompass the consolidated long-term forecast of the Borrower, which shall include the forecasts of production, revenues, operating costs, capital expenditures, financial covenant calculations, hedge positions, Proven and Probable Reserves, and projected free cash flow.

“Bell Creek Complex” means the contiguous Bell Creek, Vogel and Schumacher properties, comprising 3 crown mining leases, 5 freehold patents and 2 private mining leases, covering 451.2 hectares in Hoyle Township, Ontario.

“Bell Creek Mill” means a gold mill circuit, involving crushing and grinding, gravity and leaching, followed by a carbon-in-pulp process for gold recovery including associated building and surface infrastructure, offices and an approved tailings area, located on the Bell Creek Complex, Ontario.

“Capital Expenditures” means, for any particular period, those expenditures of the Borrower on a consolidated basis which would, in accordance with generally accepted accounting principles, be considered capital expenditures of the Borrower for such period (specifically including those financed through capital leases).

“Capital Lease”, as applied to any Person, shall mean any lease of any property (whether real, personal or mixed and including, without limitation, equipment) by that Person as lessee that, in conformity with generally accepted accounting principles, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person. The amount of any Capital Lease at any date shall be the amount of the obligations in respect thereof which would be included on the balance sheet of the Borrower under GAAP.

“Cash” means cash and Cash Equivalents of the Borrower determined on a consolidated basis.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the Canadian or United States government or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank incorporated in Canada or the United States having capital and surplus in excess of $1,000,000,000, (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iii) above and (v) readily marketable direct obligations issued by any province of Canada or state of the United States or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s, or S&P with maturities of 24 months or less from the date of acquisition.

“Cash Proceeds of Realization” means the aggregate of (i) all Proceeds of Realization in the form of cash and (ii) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in United States dollars.

“Change of Control” means any Person or one or more Persons acting jointly or in concert shall (i) acquire or otherwise become possessed of beneficial ownership (whether directly or indirectly and by whatever means) of more than 20% of the voting Shares of the Borrower or all or substantially all of the assets of the Borrower, or (ii) succeed in having a sufficient number of nominees elected to the board of directors of the Borrower such that such nominees, when added to any existing director remaining on the board of directors of the Borrower after such election who is a nominee of such Person, will constitute a majority of the board of directors of the Borrower.

“Common Risk Management Agreements” means any Risk Management Agreement between the Borrower on the one hand and Qualified Risk Management Lender on the other hand.

“Companies” means the Borrower and all Subsidiaries of the Borrower and “Company” means any one of the Companies.

“Control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting equity, by contract or otherwise and “Controlled” shall have a similar meaning.

“Credit Documents” means this Agreement, the Guarantees, the Fee Letter, the Security Documents, each Perfection Certificate and all instruments and agreements executed and delivered by the Obligors in favour of the Finance Parties from time to time in connection with this Agreement or any other Credit Document, but specifically excluding Common Risk Management Agreements.

“Credit Facility” means the revolving term credit facility established by the Lenders in favour of the Borrower pursuant to Section 2.1.

“Credit Limit” means, at any particular time, $50,000,000 (as such amount may be reduced pursuant to Section 2.3).

“Credit Facility Repayment Date” means the date on which all Secured Obligations owing by the Obligors to the Finance Parties or any of them, or remaining unpaid to the Finance Parties or any of them, under the Credit Agreement have been satisfied in full and the Credit Facility has terminated pursuant to Section 2.4.

“Current Assets” means, at any time, the current assets of the Borrower as shown on the Borrower’s balance sheet determined on a consolidated basis in accordance with GAAP.

“Current Liabilities” means, at any time, the current liabilities of the Borrower as shown on the Borrower’s balance sheet determined on a consolidated basis in accordance with GAAP.

“Current Ratio” means, at any time, the ratio of the Current Assets at such time to Current Liabilities at such time.

“Default” means any event which is or which, with the passage of time, the giving of notice or both, would be an Event of Default.

“Distribution” means:

(a)                     the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Shares in the capital of the Borrower, other than a dividend declared, paid or set aside for payment by the Borrower which is payable in Shares of the Borrower;

(b)                    the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any Shares in the capital of the Borrower or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for Shares in the capital of the Borrower, including, without limitation, options, warrants, conversion or exchange privileges and similar rights; and

(c)                     the payment or prepayment of interest or the repayment or prepayment of principal with respect to any Indebtedness of the Borrower which is subordinated to the Secured Obligations.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“EBITDA” means, for any particular Fiscal Quarter, Net Income for such Fiscal Quarter plus, to the extent deducted in determining Net Income, the aggregate of:

(a)                     Interest Expenses for such Fiscal Quarter;

(b)                    consolidated income tax expenses of the Borrower for such Fiscal Quarter; and

(c)                     consolidated depreciation and amortization expenses and other non-cash expenses of the Borrower for such Fiscal Quarter.

The calculation of EBITDA shall be determined in accordance with GAAP and shall be adjusted for non-cash revenues and expenses of the Borrower on a consolidated basis including, without limitation, deferred revenue and the difference between accrued and cash reclamation costs. For greater certainty, EBITDA shall not be adjusted for any change in any non-cash operating working capital.

“Enforcement Date” means:

(a)                     the date on which the Administrative Agent notifies the Borrower, pursuant to Section 12.1, that all indebtedness of the Borrower to the Lenders hereunder has become immediately due and payable or on which such indebtedness automatically becomes due and payable pursuant to Section 12.1, whichever occurs first; or

(b)                    if all indebtedness of the Borrower to the Lenders hereunder has been repaid in full and all commitments of the Lenders hereunder have terminated, the date on which a Qualified Risk Management Lender notifies the Borrower that all indebtedness of the Borrower to such Qualified Risk Management Lender under the relevant Common Risk Management Agreement has become immediately due and payable or on which such indebtedness automatically becomes due and payable, whichever occurs first.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental Law” means any Applicable Law that addresses, is related to or is otherwise concerned with environmental, health or safety issues, including any Applicable Law relating to any emissions, releases or discharges of Hazardous Materials into ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, existence, treatment, storage, disposal, transport, handling, clean-up or control of Hazardous Materials, each as amended from time to time.

“Equity” means, at any particular time, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated balance sheet of the Borrower at such time as shareholders’ equity of the Borrower.

“Event of Default” means any one of the events set forth in Section 12.1.

“Exchange Equivalent” means as of any particular date, with reference to any amount (the “original amount”) expressed in a particular currency (the “original currency”), the amount expressed in another currency which would be required to buy the original amount of the original currency using the quoted spot rates at which the principal office in Munich of the Administrative Agent offers to provide such other currency in exchange for such original currency at 12:00 noon (Toronto time) on such date.

“Exposure” means, with respect to a particular Finance Party at a particular time, the amount of the Secured Obligations owing to such Finance Party at such time, determined by such Finance Party in good faith in accordance with Section 13.21.

“Fee Letter” means the fee letter dated February 24, 2011 entered into between the Lead Arranger and the Borrower.

“Finance Documents” means the Credit Documents and the Common Risk Management Agreements.

“Finance Parties” means the Administrative Agent, the Lenders and the Qualified Risk Management Lenders.

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

“Fiscal Year” means the twelve-month period ending on the last day of December in each year.

“generally accepted accounting principles” or “GAAP” means generally accepted accounting principles in effect in Canada from time to time consistently applied, as recommended by the Handbook of the Canadian Institute of Chartered Accountants or, after notice thereof has been provided by the Borrower to the Administrative Agent, such other IFRS generally accepted accounting principles as may be adopted by the Borrower in replacement thereof.

“Goldcorp” means Goldcorp Inc., a corporation incorporated under the laws of the Province of Ontario.

“Goldcorp Agreements” means the agreements set forth in Schedule N.

“Goldcorp Canada” means Goldcorp Canada Ltd., a corporation incorporated under the laws of Canada.

“Guarantee” means any guarantee to be entered into by a Guarantor in favour of the Administrative Agent for the benefit of the Finance Parties, in form and substance satisfactory to the Administrative Agent, and pursuant to which such Guarantor shall guarantee all of the Secured Obligations of the Borrower, as the same may be amended, modified, supplemented or replaced from time to time.

“Guarantors” means West Timmins and any other Material Subsidiary of the Borrower which becomes a guarantor of the Borrower’s Secured Obligations pursuant to Section 10.1(x) and each individually, a “Guarantor”.

“Hazardous Materials” means any waste or other substance that is prohibited, controlled or regulated by any Environmental Law, including pollutants, contaminants, dangerous goods, substances, materials, wastes, any mixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes thereof and asbestos or asbestos-containing materials, prohibited, controlled or regulated by Environmental Law.

“Hedging Policy” means the hedging policy as agreed between the Borrower and the Lenders, a copy of which is attached hereto as Schedule L.

“IFRS” means International Financial Reporting Standards.

“Indebtedness” of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables and other accrued liabilities incurred in the ordinary course of business and payable in accordance with customary practices, (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iii) obligations of such Person under any Capital Lease, (iv) reimbursement obligations of such Person in respect of any letters of credit, letter of guarantee or surety bond (unless and to the extent such letters of credit, letters of guarantee or surety bonds are cash-collateralized), (v) to the extent accelerated, obligations of any Person under any gold or commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, any other exchange or rate protection, any combination of such transactions or any option with respect to any such transaction, and (vi) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (v). Indebtedness for purposes of calculating the Total Indebtedness to Tangible Net Worth Ratio and Leverage Ratio shall not include Indebtedness under clause (iv) (other than the Secured Obligations) to the extent it is cash collateralized.

“Independent Engineer” means Pincock, Allen & Holt or such other Person appointed as an independent technical consultant (with the prior approval of the Borrower at any time no Default has occurred and is outstanding) by the Administrative Agent for and on behalf of the Lenders.

“Individual Commitment” means, with respect to a particular Lender, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to, as applicable, Sections 2.2, 2.3, 7.3 and 14.5 as the individual commitment of such Lender with respect to the Credit Facility, provided that, upon the termination of the Credit Facility pursuant to Section 2.4, the Individual

Commitment of each Lender shall thereafter be equal to the Individual Commitment of such Lender immediately prior to the termination of the Credit Facility.

“Initial Base Case Financial Model” means the Base Case Financial Model dated January 14, 2011 and delivered by the Borrower to the Administrative Agent.

“Intellectual Property” shall mean all issued patents and patent applications, industrial design registrations, trade-marks, registrations and applications therefor, trade-names and styles, logos, copyright registrations and applications therefor, all of the foregoing owned by or licensed to a Company and used in or necessary to the operation of its business.

“Interest Expenses” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as gross interest expenses.

“Interest Period” means, in the case of any Loan, the applicable period for which interest on such Loan shall be calculated pursuant to Article 6.

“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude any Acquisition, any acquisition of tangible personal property and any capital or exploration expenditures. The amount of any Investment shall be the original principal or capital amount thereof less all returns of principal or equity, or distributions or dividends paid, thereon and shall, if made by the transfer or exchange of property other than cash, be deemed to have been made in an original principal or capital amount equal to the fair value of such property at the time of such Investment, as determined in good faith by the Borrower.

“Lead Arranger” means UniCredit Bank AG.

“Lenders” means the individual financial institutions set out and described in Schedule A, as amended from time to time and “Lender” means any of the Lenders. After the Credit Facility Repayment Date, “Lender” shall mean each Qualified Risk Management Lender until such time as all Common Risk Management Agreements to which such Qualified Risk Management Lender is a party have terminated and all Secured Obligations owing to such Qualified Risk Management Lender with respect thereto have been indefeasibly paid in full.

“Leverage Ratio” means, for any Fiscal Quarter, the ratio of (i) Net Indebtedness at the last day of such Fiscal Quarter to (ii) Rolling EBITDA for such Fiscal Quarter.

“LIBOR” means

(a)                     the rate of interest per annum, calculated on the basis of a year of 360 days, determined by the Administrative Agent for a particular Interest Period to be the rate of interest per annum that appears as such on the applicable Reuters Monitor Money Rate Services Screen page at 11:00 a.m. (London time) (or any display substituted therefor) on the second Banking Day prior to the commencement of such Interest Period; and

(b)                    if such published rate is not available at such time for any reason, the rate per annum (calculated on the basis of a year of 360 days) determined by the Administrative Agent to be the rate at which deposits in U.S. dollars for delivery on the date of determination in same day funds in the approximate amount of the Loan being made or maintained by the Administrative Agent and with a term equal to the Interest Period applicable to such Loan would be offered by the Administrative Agent’s London Branch to major banks in the London interbank market at their request at the date and time of determination.

“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, lien, vendor’s privilege, vendor’s right of reclamation or other security interest or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation (including any agreement to give any of the foregoing and any filing of or agreement to give any financing statement under the PPSA or any similar action under any similar law of any other jurisdiction).

“Life of Mine” shall mean the period during which Proven and Probable Reserves of the Projects are planned to be extracted.

“Loan” means, as applicable, monies lent by the Lenders to the Borrower in United States dollars and upon which interest accrues at a rate referable to LIBOR.

“LSG” means LSG Holdings Corp.

“Majority Lenders” (i) means, subject to clause (ii), such group of Lenders whose Individual Commitments aggregate at least two-thirds of the Total Commitment Amount for the Credit Facility at such time and (ii) means, at any time during the continuance of an Event of Default, such group of Finance Parties which have aggregate Exposure in an amount at least two-thirds of the aggregate Exposure of all of the Finance Parties at such time; provided, however, at any time that there are only two Lenders, “Majority Lenders” shall mean both Lenders and, at any time there are three or more Lenders, “Majority Lenders” shall mean at least two Lenders whose aggregate Commitments exceed relevant two-thirds threshold.

“Mandatory Costs” means the percentage rate per annum as calculated by the Administrative Agent in accordance with Schedule K.

“Market Disruption Event” means:

(a)                     at 11:00 a.m. (London time) on the second Banking Day prior to the commencement of any Interest Period for a particular Loan, LIBOR for such Loan is not available; or

(b)                    before the close of business in London on the second Banking Day prior to the commencement of any Interest Period, the Administrative Agent receives notification from a Lender or Lenders after such Lender has determined or such Lenders have determined, acting reasonably, that the cost to it or them of obtaining matching deposits in the relevant interbank market would be in excess of LIBOR.

“Material Adverse Change” means any change of circumstances or event (or any Lender becoming aware of any facts not previously disclosed or known) which the Majority Lenders determine is reasonably likely to have a Material Adverse Effect.

“Material Adverse Effect” means, in the opinion of the Majority Lenders acting reasonably, a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) on:

(a)                     the business, prospects, operations, property, assets or financial condition of the Companies considered as a whole;

(b)                    the ability of the Obligors, taken as a whole, to perform their obligations under any Credit Document to which any Obligor is a party; or

(c)                     the ability of any Finance Party to enforce its rights under any Credit Document.

Notwithstanding the foregoing, normal course price fluctuations in the commodity markets shall not, in and of themselves, be deemed to constitute a Material Adverse Effect.

“Material Subsidiary” means any direct or indirect wholly-owned Subsidiary of the Borrower that (x) owns directly any property comprising any operating mine and in respect of which the book value of resource properties attributable to such Subsidiary as at the last day of the most recently completed Fiscal Quarter, based on the segmented information notes in the quarterly financial statements of the Borrower most recently delivered to the Administrative Agent pursuant to Section 11.1(a)(ii), is greater than 15% of the Borrower’s consolidated book value of resource properties as at the last day of said Fiscal Quarter, expressed in U.S. dollars or (y) holds deposits with Proven and Probable Reserves of gold that constitute greater than 15% of the Proven and Probable Reserves of the Borrower on a consolidated basis of such metal.

“Maturity Date” means the third anniversary of the date this Agreement becomes effective pursuant to Section 11.2.

“MexCo” means Minera Golondrina, S. de R.L. de C.V., a corporation incorporated under the laws of Mexico.

“Mineral Title Opinions” means the two title opinions of even date from McCarthy Tétrault LLP confirming that the Borrower or West Timmins has good and marketable title to the Mining Claims save and except for any encumbrances noted therein.

“Mining Claims” means the fee simple and leasehold interests and unpatented mining claims with respect to the Projects, all as set forth in Schedule M.

“Ministry” means Her Majesty the Queen in Right of the Province of Ontario, as represented by the Ministry of Northern Development, Mines and Forestry.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“Net Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Borrower for such period as the net income of the Borrower excluding any extraordinary items.

“Net Indebtedness” means, at any particular time, Total Indebtedness at such time less the Cash at such time. For certainty, any Cash at any particular time that constitutes cash collateral for the purposes of clause (iv) of the definition of “Indebtedness” shall not constitute Cash for the purposes of determining Net Indebtedness at such time.

“Obligors” means the Borrower and each Guarantor.

“Official Body” means any national, state or municipal government or government of any political subdivision thereof, or any agency, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic.

“Participant” shall have the meaning ascribed thereto pursuant to Section 14.5.

“Perfection Certificate” means the certificate of a senior officer of each Obligor, addressed to the Administrative Agent, in form and substance satisfactory to the Administrative Agent, acting reasonably, and pursuant to which certain factual matters relating to such Obligor and the assets and property of such Obligor are certified true and correct as of the date of such certificate, together with all schedules and exhibits attached thereto or referred to therein.

“Permitted Acquisition” means any Acquisition with respect to which:

(a)                     the business of the entity being acquired is, (in the case of a share Acquisition) or the assets being acquired are used in or relate to, (in the case of an asset Acquisition) the precious metals mining industry;

(b)                    no Default or Event of Default exists at the time of such proposed Acquisition and no Default or Event of Default would exist immediately after the implementation of any such proposed Acquisition; and

(c)                     the financial covenants set out in Sections 10.1(n), (o) and (p) would be met, on a pro forma basis, immediately after giving effect to the implementation of any such Acquisition.

“Permitted Acquisition Indebtedness” means any Indebtedness resulting from a Permitted Acquisition which existed prior to, and not in contemplation of, the subject Permitted Acquisition and any Indebtedness incurred upon and following such Permitted Acquisition pursuant to any commitment which existed prior to, and not in contemplation of, the Permitted Acquisition (or any Indebtedness incurred in refinancing such Indebtedness or pursuant to any renewal or replacement commitment provided in all cases that the amount thereof is not increased).

“Permitted Amalgamation” means the amalgamation of West Timmins and the Borrower, provided that:

(a)                     the Borrower provides to the Administrative Agent five Banking Days’ prior written notice of said amalgamation; and

(b)                    the amalgamated company has executed and delivered to the Administrative Agent a confirmation with respect to the Credit Documents, in form and substance satisfactory to the Administrative Agent.

“Permitted Indebtedness” means any one or more of the following:

(a)                     the Secured Obligations;

(b)                    Indebtedness arising under Capital Leases and Purchase Money Indebtedness; provided that, at any particular time, the aggregate amount of such Indebtedness does not exceed $25,000,000;

(c)                     Permitted Acquisition Indebtedness;

(d)                    Indebtedness in respect of letters of credit, letters of guarantee or surety bonds in favour of a public utility or other Official Body when required by such utility or other Official Body in connection with the operations of any Company, all in the ordinary course of business;

(e)                     other Indebtedness of the Obligors not to exceed, at any particular time, $5,000,000 in the aggregate;

(f)                       trade payables and other accrued liabilities incurred in the ordinary course of business and payable in accordance with customary practices; and

(g)                    such other Indebtedness consented to by the Administrative Agent from time to time.

“Permitted Investments” means:

(a)                     Investments in Cash;

(b)                    Investment by one Obligor in another Obligor; and

(c)                     subject to clause (b) above, Investments by the Borrower in any Company which is not an Obligor provided:

(i)                       no Default exists at the time of making such Investment or would exist immediately following the making of such Investment; and

(ii)                    the aggregate amount of such Investments in any Fiscal Year shall not exceed $30,000,000;

(d)                    other Investments by the Borrower provided:

(i)                       no Default exists at the time of making such Investment or would exist immediately following the making of such Investment; and

(ii)                    the aggregate amount of such Investments in any Fiscal Year shall not exceed $5,000,000;

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Companies:

(a)                     the Security;

(b)                    Liens for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(c)                     the Lien of any judgment rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(d)                    Liens and charges incidental to construction or current operations which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(e)                     licenses, restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Company, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other persons;

(f)                       the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, licence, franchise, grant or permit acquired by a Company or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(g)                    the Lien resulting from the deposit of cash or securities (i) in connection with contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, unemployment insurance, surety or appeal bonds, letters of credit, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Liens arising in the ordinary course of business, or (iv) in connection with letters of credit, letters of guarantee or surety bonds in favour of a public utility or other Official Body;

(h)                    security given to a public utility or any Official Body when required by such utility or Official Body in connection with the operations of a Company, all in the ordinary course of business;

(i)                        the reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from any Official Body;

(j)                        title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(k)                     applicable municipal and other governmental restrictions affecting the use of land or the nature of any structures which may be erected thereon,

provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(1)                     Liens on minerals or the proceeds of sale of such minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing the payment of a Company’s portion of the fees, costs and expenses attributable to the processing of such minerals under any such processing or refining arrangement, but only insofar as such Liens relate to obligations which are at such time not past due;

(m)                  Liens securing Indebtedness arising under clauses (b) and (c) of the definition of Permitted Indebtedness;

(n)                    any exceptions or limitations set forth in the Mineral Title Opinions (including, without limitation, any notices registered under Section 118 of the Land Title Act (Ontario) on title to the real property upon which the Projects are located) with respect to the real property or mining claims portion of the Security;

(o)                    the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property;

(p)                    royalties on the production or profits from mining which are in existence on the date hereof or are granted or assumed on property hereafter acquired in accordance with the terms hereof; and

(q)                    other Liens consented to in writing by the Administrative Agent from time to time.

“Person” means any natural person, corporation, firm, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“PPSA” means the Personal Property Security Act (Ontario), as amended.

“Prepayment Notice” shall have the meaning ascribed thereto in Section 8.3.

“Projects” means the Timmins Mine, the Thunder Creek Mine, the Bell Creek Complex, the Bell Creek Mill and any Additional Projects.

“Pro Rata Share” means at any particular time with respect to a particular Lender, the ratio of the Individual Commitment of such Lender at such time to the aggregate of the Individual Commitments of all of the Lenders at such time.

“Proceeds of Realization” means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets or received from a Guarantor pursuant to a Guarantee (i) after any notice being sent by the Administrative Agent to the Borrower pursuant to Section 12.1 declaring all indebtedness of the Borrower hereunder to be immediately due and payable, (ii) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, insolvency or receivership of any Obligor (or any other arrangement or marshalling of the Secured Assets that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to, a Guarantee or the Security Documents. For greater certainty, insurance proceeds derived as a result of the loss or destruction of any of the Secured Assets or cash or non-cash proceeds derived from any expropriation or other condemnation of any of the Secured Assets shall not constitute Proceeds of Realization prior to the Enforcement Date.

“Proven and Probable Reserves” shall mean the aggregate of the Proven Mineral Reserves and Probable Mineral Reserves of gold for the Projects, as such terms are defined in and measured in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves Definition Guidelines then applicable for the grade and contained amount of the gold scheduled for extraction, and demonstrated to be mineable at a profit at a stated price.

“Purchase Money Indebtedness” means Indebtedness incurred by a Company as part of, or issued or incurred by such Company to pay or provide funds to pay, all or a part of the purchase price of any equipment hereafter or previously acquired by such Company.

“Qualified Affiliate” means an Affiliate of a Lender who has executed and delivered to the Administrative Agent an instrument of adhesion in the form set forth in Schedule H.

“Qualified Risk Management Lender” means (x) any Person that enters into a Risk Management Agreement at a time when such Person is a Lender (as defined in the first sentence of the definition of “Lenders”) or (y) any Qualified Affiliate that enters into a Risk Management Agreement at a time when the Lender with which such Qualified Affiliate is affiliated is a Lender (as defined in the first sentence of the definition of “Lenders”).

“Receiver” means a receiver, receiver and manager or other Person having similar powers or authority appointed by the Administrative Agent or by a court at the instance of the Administrative Agent in respect of the Secured Assets or any part thereof.

“Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing of a Hazardous Substance into the Environment, whether intentional or unintentional.

“Reserve Tail Ratio” means, as of any particular date, the ratio expressed as a percentage of (i) the then current forecasted consolidated production of ounces of contained gold from the Proven and Probable Reserves from the Maturity Date through the remainder of the Life of Mine as set forth in the Base Case Financial Model divided by (ii) the remaining Proven and Probable Reserves for contained gold forecast to be produced from the Projects for the Life of Mine as set forth in the Base Case Financial Model. For the purposes of this definition, production of gold shall be calculated in the manner set forth in the Base Case Financial Model utilizing the Proven and Probable Reserves verified and accepted by the Independent Engineer.

“Risk Management Agreements” means present or future agreement which evidences any gold or other commodity hedging transaction, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by a Company.

“Rolling EBITDA” means, for any Fiscal Quarter, the aggregate of (without duplication):

(a)                     the sum of EBITDA (exclusive of any portion thereof attributable to any Rolling Permitted Acquisition EBITDA) for such Fiscal Quarter and for the three immediately preceding Fiscal Quarters; and

(b)                    any Rolling Permitted Acquisition EBITDA for such Fiscal Quarter.

“Rolling Permitted Acquisition EBITDA” means, for any Fiscal Quarter as concerns any Permitted Acquisition or any other asset acquisition if such asset acquisition is accounted for in accordance with generally accepted accounting principles on a proportionate or consolidated accounting basis with respect to which four Fiscal Quarter ends or less have occurred since the date of the completion of such Permitted Acquisition or other asset acquisition,

(a)                     for the Fiscal Quarter during which such date occurs (the “Pro Forma Fiscal Quarter”), pro forma EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter as if such Permitted Acquisition or other asset acquisition had occurred on the first day of such Fiscal Quarter multiplied by four;

(b)                    for the first Fiscal Quarter following the Pro Forma Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and pro forma EBITDA attributable to such Permitted Acquisition or other asset acquisition during the Pro Forma Fiscal Quarter as if such Permitted Acquisition or other asset acquisition had occurred on the first day of the Pro Forma Fiscal Quarter multiplied by two;

(c)                     for the second Fiscal Quarter following the Pro Forma Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the immediately preceding Fiscal Quarter and pro forma EBITDA attributable to such Permitted Acquisition or other asset acquisition during the Pro Forma Fiscal Quarter as if such Permitted Acquisition or other asset acquisition had occurred on the first day of the Pro Forma Fiscal Quarter multiplied by 4/3; and

(d)                    for the third Fiscal Quarter following the Pro Forma Fiscal Quarter, the aggregate of EBITDA attributable to such Permitted Acquisition or other asset acquisition during such Fiscal Quarter and the two immediately preceding Fiscal Quarters and pro forma EBITDA attributable to such Permitted Acquisition or other asset acquisition during the Pro Forma Fiscal Quarter as if such Permitted Acquisition or other asset acquisition had occurred on the first day of the Pro Forma Fiscal Quarter.

“Rollover Notice” shall have the meaning ascribed thereto in Section 5.2.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw Hill Companies Inc. and its successors.

“Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which the Borrower or any of its Subsidiaries (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

“Secured Assets” means:

(a)                     all of the present and future assets, property and undertaking of the Obligors that relate to the Projects;

(b)                    all of the present and future Shares of each Guarantor; and

(c)                     any and all proceeds of any of the foregoing.

“Secured Obligations” shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by any of the Obligors to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents and Secured Obligations of a particular Obligor shall mean all indebtedness, obligations and liabilities, present or future, absolute or contingent, matured or not, at any time owing by such Obligor to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents to which such Obligor is a party. For certainty, “Secured Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy proceeding.

“Security” means the collateral security constituted by the Security Documents.

“Security Documents” means the security documents which, in the reasonable opinion of the Administrative Agent, are required to be entered into from time to time by each Obligor in favour of the Administrative Agent in order to grant to the Administrative Agent a Lien on the Secured Assets as continuing collateral security for the payment and performance of the Secured Obligations of such Obligor, such security documents to be in form and substance satisfactory to the Administrative Agent and to include the security documents described in Schedule I hereto.

“SEDAR” means the System for Electronic Document Analysis and Retrieval established by the Canadian Securities Administrators for electronically filing securities related information with Canadian securities regulatory authorities.

“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

“Subsidiary” means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

“Tangible Net Worth” means, at any particular time, the amount of Equity at such time less the aggregate of the amounts, at such time, which would, in accordance with generally accepted accounting principles, be classified upon the consolidated balance sheet of the Borrower as goodwill and intangible assets.

“Taxes” means all taxes, assessments, fees, rates, levies, imposts, deductions, dues, duties and other charges of any nature, including any interest, fines, penalties or other liabilities with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including a federal, state, provincial, municipal or foreign Official Body), and whether disputed or not.

“Timmins Mine” means the contiguous block of 23 claims (12 leased claims, which are grouped into two 21-year leases and 11 individual patented claims) covering approximately 395 hectares located in the township of Bristol and Carscallen, Ontario.

“Thunder Creek Mine” means the 54-claim unit package (37 staked claims and 3 mining leases) comprising 948.9 hectares adjacent to and southwest of the Timmins Mine in the township of Bristol and Carscallen, Ontario.

“Total Commitment Amount” means, at any particular time, the aggregate of the Individual Commitments with respect thereto of all of the Lenders at such time.

“Total Indebtedness” means, at any particular time, the aggregate Indebtedness of the Borrower on a consolidated basis at such time.

“Total Indebtedness to Tangible Net Worth Ratio” means, at any particular time, the ratio of Total Indebtedness at such time to Tangible Net Worth at such time.

“U.S.” and “United States” means the United States of America.

“U.S. Dollar Equivalent” means the relevant Exchange Equivalent in United States dollars of any amount of Canadian dollars.

“United States dollars” or “U.S. dollars” means the lawful currency of the United States.

“West Timmins” means West Timmins Mining Inc.

1.2                                                    Other Usages

References to “this Agreement”, “the Agreement”, “hereof’, “herein”, “hereto” and like references refer to this Agreement and not to any particular Article, Section or other subdivision of this Agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3                                                    Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4                                                    Headings

The division of this Agreement into Articles and Sections and the insertion of headings in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.5                                                    Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this Agreement shall mean lawful money of the United States.

1.6                                                    Applicable Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this Agreement may be brought in the courts of the Province of Ontario and, by execution and delivery of this Agreement, the parties hereby accept for themselves and in respect of their property, generally and unconditionally, the non-exclusive jurisdiction of the aforesaid courts. Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 14.1, such service to become effective five Banking Days after such mailing. Nothing herein shall limit the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction.

1.7                                                    Time of the Essence

Time shall in all respects be of the essence of this Agreement.

1.8                                                    Non-Banking Days

Subject to Section 6.5(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest, if any, thereon.

1.9                                                    Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.10                                             Amount of Credit

Any reference herein to the amount of credit outstanding shall mean, at any particular time in the case of a Loan, the principal amount thereof.

1.11                                             Schedules

Each and every one of the schedules which is referred to in this Agreement and attached to this Agreement shall form a part of this Agreement.

1.12                                             Extension of Credit

For the purposes hereof, each drawdown and rollover shall be deemed to be an extension of credit to the Borrower hereunder.

1.13                                             Accounting Terms — GAAP

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with GAAP.

1.14                                             Change in Accounting Policies

Whereas the Borrower may adopt new accounting policies from time to time (including with respect to IFRS), whereby such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and whereas these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this Agreement or any other Credit Document, then the Borrower, the Administrative Agent and the Lenders agree to enter into negotiations in order to amend such provisions of this Agreement or such Credit Document, as applicable, so as to equitably reflect such accounting changes with the desired result that the criteria for evaluating the Borrower’s financial condition, financial covenants, financial covenant thresholds or terms used in this Agreement or any other Credit Document shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Majority Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders. If the Borrower and the Majority Lenders cannot agree upon the required amendments immediately prior to the date of implementation of any accounting policy change, then all calculations of financial covenants, financial covenant thresholds or terms used in this Agreement or any other Credit Document shall be prepared and delivered without reflecting the accounting policy change.

1.15                                             Adoption of IFRS

It is expected that the Borrower will adopt IFRS effective January 1, 2011.

The Borrower shall, in connection with the delivery of the financial statements and the financial covenant compliance certificate under this Agreement for the Fiscal Quarter ended June 30, 2011, provide a reconciliation of the opening balance sheet as at January 1, 2011 between GAAP and IFRS.

For greater certainty, the Administrative Agent and the Lenders agree that there shall not be a breach of any financial covenants by the Borrower arising solely from the change in the opening balance sheet balances as restated from GAAP to IFRS.

ARTICLE 2
CREDIT FACILITY

2.1                                                    Establishment of Credit Facility

Subject to the terms and conditions hereof, the Lenders hereby establish in favour of the Borrower a revolving term credit facility (the “Credit Facility”) in an amount equal to the Credit Limit (as such amount may be reduced from time to time in accordance with the terms hereof).

2.2                                                    Lenders’ Commitments

Subject to the terms and conditions hereof, the Lenders agree to extend credit to the Borrower under the Credit Facility from time to time provided that the aggregate amount of credit extended by each Lender under the Credit Facility shall not at any time exceed the Individual Commitment of such Lender and further provided that the aggregate amount of credit outstanding under the Credit Facility shall not at any time exceed the amount of the Credit Facility. All credit requested under the Credit Facility shall be made available to the Borrower contemporaneously by all of the Lenders. Each Lender shall provide to the Borrower its Pro Rata Share of each credit, whether such credit is extended by way of drawdown or rollover. No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under the Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under the Credit Facility. The failure of any Lender to make available to the Borrower its Pro Rata Share of any credit under the Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to the Borrower its Pro Rata Share of such credit under the Credit Facility.

2.3                                                    Reduction of Credit Limit

The Borrower may, from time to time and at any time, by notice in writing to the Administrative Agent, permanently reduce the amount of the Credit Limit in whole or in part to the extent it is not being utilized at the time such notice is given, provided that such reduction shall not become effective until five Banking Days after such notice has been given. The amount of the Credit Limit will be permanently reduced with respect to repayment made in accordance with Section 8.1. Any repayment or prepayment of credit outstanding under the Credit Limit (other than as set forth above) shall not cause a reduction in the amount of the Credit Limit. Any repayment of outstanding credit which forms part of any rollover under Article 5 shall not cause any reduction in the amount of the Credit Limit. Upon any reduction of the amount of the Credit Limit, the Individual Commitment of each Lender shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of such reduction of the amount of the Credit Limit.

2.4                                                    Termination of Credit Facility

(a)                    The Credit Facility shall terminate upon the earliest to occur of:

(i)                        the termination of the Credit Facility in accordance with Section 12.1;

(ii)                     the date on which the amount of the Credit Limit has been permanently reduced to zero pursuant to Section 2.3; and

(iii)                  the Maturity Date.

(b)                   Upon the termination of the Credit Facility, the right of the Borrower to obtain any credit thereunder and all of the obligations of the Lenders to extend credit under the Credit Facility shall automatically terminate.

ARTICLE 3
GENERAL PROVISIONS RELATING TO CREDITS

3.1                                                    Types of Credit Availments

Subject to the terms and conditions hereof the Borrower may obtain credit from the Lenders by way of one or more Loans. Any extension of credit hereunder by way of drawdowns of Loans shall be in a minimum amount of $1,000,000 and in multiples of $100,000 thereafter.

3.2                                                    Funding of Loans

Each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan under the Credit Facility prior to 11:00 a.m. (Toronto time) on the date of the extension of credit. The Administrative Agent shall, upon fulfilment by the Borrower of the terms and conditions set forth in Article 11 and unless otherwise irrevocably authorized and directed in the Drawdown Notice, make such funds available to the Borrower on the date of the extension of credit by crediting the account of the Borrower designated by the Borrower to the Administrative Agent in writing. Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower on such date a corresponding amount. If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the Borrower shall, without prejudice to any rights that the Borrower might have against such Lender, repay such amount to the Administrative Agent forthwith after demand therefor by the Administrative Agent. The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable. If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this Agreement and shall entitle the Lender to all rights and remedies against the Borrower in respect of such Loan.

3.3                                                    Failure of Lender to Fund Loan

(a)                    If any Lender fails to make available to the Administrative Agent its Pro Rata Share of any Loan under the Credit Facility as required (a “Defaulting Lender”) and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by such Defaulting Lender to the Borrower and the other Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Defaulting Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Defaulting Lender. If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the Borrower. In addition to interest as aforesaid, the Borrower shall pay all amounts owing by the Borrower to the Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender) to the Contributing Lenders until such time as the Defaulting Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender and non-receipt by such Defaulting Lender will not constitute a breach of the Borrower of this Agreement.

3.4                                                    Timing of Credit Availments

No Loan under the Credit Facility may have a maturity date later than the Maturity Date.

3.5                                                    Inability to Fund Loan in Germany

If a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrower, and the Administrative Agent notifies the Borrower that (i) adequate and fair means do not exist for ascertaining the interest rate on the basis provided in the definition of LIBOR, (ii) the making or continuation of the Loans in Germany has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of LIBOR, or by reason of a change since the date hereof in any applicable law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible German commercial bank would comply) or in the interpretation thereof by any Official Body affecting such Lender or any relevant financial market, which results in LIBOR no longer representing the effective cost to such Lender of deposits in such market for a relevant Interest Period, or (iii) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible German commercial bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of Loans in Germany as contemplated herein, then

(a)                    the right of the Borrower to obtain any credit in United States dollars by way of Loans, shall be suspended until such Lender determines, acting reasonably, that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrower;

(b)                   if any credit in United States dollars by way of Loans is not yet outstanding, any applicable Drawdown Notice shall be cancelled and the advance requested therein shall not be made; and

(c)                    if any Loan is already outstanding at any time when the right of the Borrower to obtain credit by way of Loans is suspended, the Borrower and such Lender shall negotiate in good faith to establish alternative credit. If such alternate credit is not established within 30 days of the aforesaid notification by the Administrative Agent to the Borrower, the Borrower may prepay all outstanding Loans and Section 7.4 shall have no application to any such prepayment.

3.6                                                    Time and Place of Payments

Unless otherwise expressly provided herein, the Borrower shall make all payments pursuant to this Agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to an account of the Administrative Agent designated by the Administrative Agent to the Borrower before 12:00 noon (Toronto time) on the day specified for payment and the

Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from such account on the day specified for payment. Any payment received after 12:00 noon (Toronto time) on the day specified for such payment shall be deemed to have been received before 12:00 noon (Toronto time) on the immediately following Banking Day.

3.7                                                    Remittance of Payments

Forthwith after the withdrawal from the account of the Administrative Agent referred to in Section 3.6 by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the Lenders pursuant to Section 3.6, the Administrative Agent shall, subject to Sections 3.3 and 7.3 remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and, where any other Lender has made funds available in the place and stead of a Defaulting Lender); provided that if the Administrative Agent, on the assumption that it will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under the Credit Facility, remits to each Lender its Pro Rata Share of such payment and the Borrower fails to make such payment, each Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the Borrower on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.8                                                    Evidence of Indebtedness

The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount of credit outstanding, each payment of principal and interest on account of each Loan and all other amounts becoming due to and being paid to the Lenders or the Administrative Agent hereunder, including standby fees. The Administrative Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrower pursuant to this Agreement.

3.9                                                    Notice Periods

Each Drawdown Notice, Rollover Notice and Prepayment Notice shall be given to the Administrative Agent:

(a)                    prior to 10:00 a.m. (Toronto time) on the fifth Banking Day prior to the date of any voluntary prepayment; and

(b)                   prior to 10:00 a.m. (Toronto time) on the third Banking Day prior to the date of a drawdown or rollover of a Loan.

3.10                                             Administrative Agent’s Discretion to Allocate

Notwithstanding the provisions of Section 3.2 with respect to the funding of Loans in accordance with each Lender’s Pro Rata Share, the Administrative Agent shall be entitled to reallocate the funding obligations among the Lenders in order to ensure, to the greatest extent practicable, that after such funding the aggregate amount of credit extended hereunder by each Lender coincides with such Lender’s Pro Rata Share of the aggregate amount of credit extended under the Credit Facility by all of the Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any Lender exceeding such Lender’s Individual Commitment.

ARTICLE 4
DRAWDOWNS

4.1                                                    Drawdown Notice

Subject to Sections 3.1 and 3.5 and provided that all of the applicable conditions precedent set forth in Article 11 have been fulfilled by the Borrower or waived by the Lenders as provided in Section 13.14, the Borrower may, from time to time, obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule D hereto (“Drawdown Notice”) in accordance with Section 3.9 and specifying, as applicable:

(a)                    the date the credit is to be obtained;

(b)                   the principal amount of the Loan and the applicable Interest Period; and

(c)                    the details of any irrevocable authorization and direction pursuant to Section 3.2.

ARTICLE 5
ROLLOVERS

5.1                                                    Loans

Subject to Section 3.5 and provided that the Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.2, requested the Lenders to continue to extend credit by way of a Loan to replace all or a portion of an outstanding Loan as it matures, each Lender shall, on the maturity of such Loan, continue to extend credit to the Borrower by way of a Loan (without a further advance of funds to the Borrower) in the principal amount equal to such Lender’s Pro Rata Share of the principal amount of the matured Loan or the portion thereof to be replaced.

5.2                                                    Rollover Notice

The notice to be given to the Administrative Agent pursuant to Section 5.1 (“Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.9, shall be in substantially the form of Schedule E hereto and shall specify:

(a)                    the maturity date of the maturing Loan;

(b)                   the principal amount of the maturing Loan and the portion thereof to be replaced; and

(c)                    the Interest Period or Interest Periods of the replacement Loans.

5.3                 Rollover by Lenders.  Upon written notice to such effect to the Borrower at such time as a Default has occurred and is continuing, the Administrative Agent may, as applicable, on the maturity date of a Loan, rollover such Loan into a Loan having an Interest Period of one month or such other period as the Lenders may determine, as though a notice to such effect had been given in accordance with Section 5.2.

5.4                 Absence of Notice.  Subject to Section 3.5 in the absence of a Rollover Notice within the appropriate time periods referred to herein, a maturing Loan in favour of the Borrower shall be automatically rolled over as a Loan having an Interest Period of one month or such other period as the Lenders may determine, as though a notice to such effect had been given in accordance with Section 5.2.

ARTICLE 6
INTEREST AND FEES

6.1                 Interest Rates.  The Borrower shall pay to the Lenders, in accordance with Section 3.6, interest on the outstanding principal amount from time to time of each Loan and on overdue interest thereon, at the rate per annum equal to LIBOR plus the Applicable Rate plus the Mandatory Costs (if any).

6.2                 Market Disruption.  If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on each Lender’s Pro Rata Share of that Loan for such Interest Period shall be the rate per annum which is the sum of:

(a)                    the rate per annum otherwise payable pursuant to Section 6.1; plus

(b)                   the rate notified to the Administrative Agent by that Lender as soon as practicable and, in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in that Loan from whatever source it may reasonably select.

The Administrative Agent shall promptly provide notice to the Borrower of the occurrence of a Market Disruption Event. If a Market Disruption Event occurs and has continued for 10 Banking

Days, the Borrower may prepay all affected Loans. Section 7.4 shall have no application to any such prepayment.

6.3                                                    Calculation and Payment of Interest

(a)                    Interest on the outstanding principal amount from time to time of each Loan and on overdue interest thereon shall accrue from day to day from and including the date on which credit is obtained by way of such Loan or on which such overdue interest is due, as the case may be, to but excluding the date on which such Loan or overdue interest, as the case may be, is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 360.

(b)                   Accrued interest shall be paid on the last day of the applicable Interest Period; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such Loans are otherwise required to be repaid.

6.4                                                    General Interest Rules

(a)                    For the purposes hereof, whenever interest is calculated on the basis of a year of 360 days or any other period of time that is less than a calendar year, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360 days or such other number of days in such period, as the case may be.

(b)                   Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

(c)                    If the Borrower fails to pay any interest, fee or other amount of any nature payable by it to the Administrative Agent or the Lenders hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrower shall pay to the Administrative Agent or the Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal the highest rate of interest then applicable to any outstanding Loan in accordance with Section 6.1. Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

(d)                   In no event shall any interest or fee to be paid hereunder exceed the maximum rate permitted by Applicable Law (including, for certainty, Section 347 of the Criminal Code (Canada)) and the Borrower shall not be obligated to make any payment hereunder in excess of such rate. In the event any such interest rate or fee exceeds such maximum rate, such rate shall be adjusted downward to the highest rate (expressed as a percentage per annum) or fee that the parties could validly have agreed to by contract on the date hereof under Applicable Law.

6.5                                                    Selection of Interest Periods

With respect to each Loan, the Borrower shall specify in the Drawdown Notice or Rollover Notice, the duration of the Interest Period provided that:

(a)                    Interest Periods shall have a duration from one, two, three or six months or such other period as the Borrower and the Administrative Agent may otherwise agree (subject to availability and to the aggregate number of Interest Periods with different dates outstanding under the Credit Facility at any time being less than ten);

(b)                   the first Interest Period for a Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto; and

(c)                    if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day.

6.6                                                    Standby Fees

Upon the first Banking Day following the completion of each Fiscal Quarter and on the termination of the Credit Facility, the Borrower shall pay, in accordance with Section 3.6, to the Lenders, in arrears, a standby fee calculated at the rate per annum, on the basis of a year of 360 days, equal to 1.5% on the Available Credit calculated as at the last day of such completed Fiscal Quarter, such fee to accrue daily from the date of the execution and delivery of this Agreement to and including the date of payment.

6.7                                                    Applicable Rate Adjustment

The changes in the Applicable Rate shall be effective as of the first day of the applicable Fiscal Quarter, in each case based upon the compliance certificate delivered pursuant to Section 10.1(b)(iii) in connection with the financial statements delivered pursuant to Section 10.1(b)(i) or (ii) that has previously been delivered to the Administrative Agent with respect to the second immediately preceding Fiscal Quarter. If a new Applicable Rate becomes effective during the term of an outstanding Loan, the Administrative Agent shall forthwith determine the amount of any overpayment or underpayment of interest with respect to such Loan and notify the Borrower and the Lenders of such amounts. Such determination by the Administrative Agent shall constitute, in the absence of manifest error, prima facie evidence of the amount of such overpayment or underpayment, as the case may be. In the event of an underpayment, the Borrower shall, upon receipt of such notice, pay to the Lenders in accordance with Section 3.6, the amount of such underpayment. In the event of any overpayment, the amount of such overpayment shall be credited to succeeding payments of interest as they become due until such amount has been fully applied. At any time that an Event of Default occurs and is continuing, the Applicable Rate shall be increased by an additional 2.00%. For the period from and including the date hereof to and including December 31, 2011, the Applicable Rate shall be set at Level V.

ARTICLE 7
RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

7.1                                                    Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 7.

7.2                                                    Change of Circumstances

(a)                    If, with respect to any type of credit, the introduction or adoption of any law, regulation, guideline, request or directive (whether or not having the force of law) of any governmental authority, central bank or comparable agency (“Restraint”) or any change therein or in the application thereof to the Borrower or to any Lender or in the interpretation or administration thereof or any compliance by any Lender therewith:

(i)                        prohibits or restricts extending or maintaining such type of credit or the charging of interest or fees in connection therewith, the Borrower agrees that such Lender shall have the right to comply with such Restraint, shall have the right to refuse to permit the Borrower to obtain such type of credit and shall have the right to require, at the option of the Borrower, the conversion of such outstanding credit to another type of credit to permit compliance with the Restraint or repayment in full of such credit together with accrued interest thereon on the last day on which it is lawful for such Lender to continue to maintain and fund such credit or to charge interest or fees in connection therewith, as the case may be; or

(ii)                     shall impose or require any reserve, special deposit requirements or tax (excluding taxes measured with reference to the net income of such Lender or capital taxes or receipts and franchise taxes), shall establish an appropriate amount of capital to be maintained by such Lender or shall impose any other requirement or condition which results in an increased cost to such Lender of extending or maintaining a credit or obligation hereunder or reduces the amount received or receivable by such Lender with respect to any credit under this Agreement or reduces such Lender’s effective return hereunder or on its capital or causes such Lender to make any payment or to forego any return based on any amount received or receivable hereunder, then, on notification to the Borrower by such Lender, the Borrower shall pay immediately to such Lender such amounts as shall fully compensate such Lender for all such increased costs, reductions, payments or foregone returns which accrue up to and including the date of receipt by the Borrower of such notice and thereafter, upon demand from time to time, the Borrower shall pay such additional amount as shall fully compensate such Lender for any such increased or imposed costs, reductions, payments or foregone returns. Such Lender shall notify the Borrower of any actual increased or imposed costs, reductions, payments or foregone returns forthwith on becoming aware of same and shall concurrently provide to the Borrower a certificate of an officer of such Lender setting forth the amount of compensation to be paid to such Lender and the basis for the calculation of such amount.

(b)                   Each Lender agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek additional amounts from the Borrower pursuant to Section 7.2(a), it will use reasonable efforts to make, fund or maintain the affected credit of such Lender through another lending office or take such other actions as it deems appropriate, in its sole discretion, if as a result thereof the additional moneys which would otherwise be required to be paid in respect of such credit pursuant to Section 7.2(a), would be reduced and if, as determined by such Lender in its sole discretion, the making, funding or maintaining of such affected credit through such other lending office or the taking of such other actions would not otherwise adversely affect such credit or such Lender and would not, in such Lender’s sole discretion, be commercially unreasonable.

7.3                                                    Failure to Fund as a Result of Change of Circumstances

If any Lender but not all of the Lenders who have Individual Commitments seeks additional compensation pursuant to Section 7.2(a) (the “Affected Lender”), then the Borrower may indicate to the Administrative Agent in writing that it desires to replace the Affected Lender with one or more of the other Lenders, and the Administrative Agent shall then forthwith give notice to the other Lenders that any such Lender or Lenders may, in the aggregate, advance all (but not part) of the Affected Lender’s Pro Rata Share of the affected credit and, in the aggregate, assume all (but not part) of the Affected Lender’s Individual Commitment and obligations under the Credit Facility and acquire all (but not part) of the rights of the Affected Lender and assume all (but not part) of the obligations of the Affected Lender under each of the other Credit Documents to the extent they relate to the Credit Facility (but in no event shall any other Lender or the Administrative Agent be obliged to do so). If one or more Lenders shall so agree in writing (herein collectively called the “Assenting Lenders” and individually called an “Assenting Lender”) with respect to such advance, acquisition and assumption, the Pro Rata Share of such credit of each Assenting Lender and the Individual Commitment and the obligations of such Assenting Lender under the Credit Facility and the rights and obligations of such Assenting Lender under each of the other Credit Documents to the extent they relate to the Credit Facility shall be increased by its respective pro rata share (based on the relative Individual Commitments of the Assenting Lenders) of the Affected Lender’s Pro Rata Share of such credit and Individual Commitment and obligations under the Credit Facility and rights and obligations under each of the other Credit Documents to the extent they relate to the Credit Facility on a date mutually acceptable to the Assenting Lenders and the Borrower. On such date, the Assenting Lenders shall extend to the Borrower the Affected Lender’s Pro Rata Share of such credit and shall prepay to the Affected Lender the advances of the Affected Lender then outstanding, together with all interest accrued thereon and all other amounts owing to the Affected Lender hereunder, and, upon such advance and prepayment by the Assenting Lenders, the Affected Lender shall cease to be a “Lender” for purposes of this Agreement and shall no longer have any obligations hereunder. Upon the assumption of the Affected Lender’s Individual Commitment as aforesaid by an Assenting Lender, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of such Assenting Lender by the respective amounts of such assumption.

7.4                                                    Indemnity Relating to Credits

Upon notice from the Administrative Agent to the Borrower (which notice shall be accompanied by a detailed calculation of the amount to be paid by the Borrower), the Borrower shall pay to the Administrative Agent such amount or amounts as will compensate the Administrative Agent or the Lenders for any loss, cost or expense incurred by them:

(a)                    in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a Loan as a result of:

(i)                        the failure of the Borrower to borrow or make repayments on the dates specified under this Agreement or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or

(ii)                     the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from the Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a Loan at any time other than its maturity date, then the Borrower shall be responsible for any loss, costs or expenses referred to above); or

(b)                   with respect to any Common Risk Management Agreement that relates to an interest rate swap transaction as a result of any repayment, prepayment or reduction of the Credit Facility.

For certainty, Section 7.4 shall have no application to any prepayment made subsequent to Sections 3.5(c) or 6.2.

7.5                                                    Indemnity for Transactional and Environmental Liability

(a)                    Without duplication, the Borrower hereby agrees to indemnify and hold the Administrative Agent, each Lender and each of their respective Affiliates, shareholders, officers, directors, employees, and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such

Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower (collectively in this Section 7.5(a), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Credit Documents and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence or willful misconduct.

(b)                   Without limiting the generality of the indemnity set out in the preceding clause (a), the Borrower hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, reasonable and documented legal fees and out of pocket disbursements and amounts paid in settlement which are approved by the Borrower, of any and every kind whatsoever paid (collectively in this Section 7.5(b), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the Release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Obligor of any Hazardous Material, and (ii) any other violation of or liability pursuant to an Environmental Law with respect to any Obligor, and regardless of whether caused by, or within the control of, such Obligor, except for any such Indemnified Liabilities that a court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s gross negligence or willful misconduct.

(c)                    All obligations provided for in this Section 7.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of the Credit Agreement. The obligations provided for in this Section 7.5 shall not be reduced or impaired by any investigation made by or on behalf of the Administrative Agent or any of the Lenders.

(d)                   The Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on the Borrower by this Section 7.5, the Administrative Agent and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(e)                    If, for any reason, the obligations of the Borrower pursuant to this Section 7.5 shall be unenforceable, the Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under Applicable Law.

(f)                      In case any claim shall be brought against any Indemnified Party pursuant to Section 7.5(a) or (b), such Indemnified Party shall promptly notify the Borrower of the commencement thereof, and the Borrower shall be entitled, at its expense, acting through counsel acceptable to such Indemnified Party, acting reasonably, to participate in, and, to the extent that the Borrower desires and the Administrative Agent consents thereto, to assume and control the defence thereof. Such Indemnified Party shall be entitled, at the Borrower’s expense, to participate in any such claim the defence of which has been assumed by the Borrower. The Borrower shall report to such Indemnified Party on the status of such claim as developments shall occur and at least within 60 days of the previous report.

(g)                   The indemnity under this Section 7.5 shall not apply to any matters specifically dealt with in Sections 7.2, 7.4, 7.6 or 10.1(f).

7.6                                                    Payments Free and Clear of Taxes

(a)                    Any and all payments made by the Borrower hereunder or under any other Finance Document (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of the Administrative Agent or any Lender shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes, except to the extent such deduction or withholding is required by law or the administrative practice of any Official Body. If the Borrower shall be so required to deduct or withhold any Taxes from or in respect of any Payment made to or for the benefit of the Administrative Agent or any Lender, the Borrower shall:

(i)                        promptly notify the Administrative Agent of such requirement;

(ii)                     pay to the Administrative Agent in addition to the Payment to which the Administrative Agent or such Lender is otherwise entitled, such additional amount as is necessary to ensure that the net amount actually received by the Administrative Agent or such Lender (free and clear of, and net of, any such Taxes, including the full amount of any Taxes required to be deducted or withheld from any additional amount paid by the Borrower under this Section 7.6(a), whether assessable against the Borrower, the Administrative Agent or such Lender) equals the full amount the Administrative Agent or such Lender, as the case may be, would have received had no such deduction or withholding been required;

(iii)                  make such deduction or withholding;

(iv)                 pay to the relevant Official Body in accordance with Applicable Law the full amount of Taxes required to be deducted or withheld (including the full amount of Taxes required to be deducted or withheld from any additional amount paid by the Borrower to the Administrative Agent or such Lender under this Section 7.6(a)), within the time period required by Applicable Law; and

(v)                    as promptly as possible thereafter, forward to the Administrative Agent or such Lender, as the case may be, an original official receipt (or a certified copy), or other documentation reasonably acceptable to the Administrative Agent and such Lender, evidencing such payment to such Official Body.

(b)                   In addition, the Borrower agrees to pay any and all present or future stamp or documentary taxes or excise or property taxes, charges or levies of a similar nature, which arise from any Payment or from the execution, delivery or registration of, or otherwise with respect to, the Finance Documents and the transactions contemplated hereby or thereby (any such amounts being hereinafter referred to as “Other Taxes”).

(c)                    The Borrower hereby indemnifies and holds harmless the Administrative Agent and each Lender, on an after-Taxes basis, for the full amount of Taxes and Other Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) the Administrative Agent or such Lender, as applicable, and for all expenses, resulting from or relating to the Borrower’s failure to:

(i)                        remit to the Administrative Agent or such Lender the documentation referred to in Section 7.6(a)(v); or

(ii)                     pay any Taxes or Other Taxes when due to the relevant Official Body (including, without limitation, any Taxes imposed by any Official Body on amounts payable under this Section 7.6));

whether or not such Taxes or Other Taxes were correctly or legally assessed. The Administrative Agent or any Lender who pays any Taxes or Other Taxes, shall promptly notify the Borrower of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the Borrower under this Section 7.6. Payment pursuant to this indemnification shall be made within 30 days from the date the Administrative Agent or the relevant Lender, as the case may be, makes written demand therefor accompanied by a certificate as to the amount of such Taxes or Other Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount. Notwithstanding the foregoing, the Borrower shall not be obligated to indemnify the Administrative Agent or any Lender for any expenses related to Taxes or Other Taxes arising from the gross negligence or wilful misconduct of the Administrative Agent or any Lender or any breach of this Agreement by the

Administrative Agent or any Lender or as determined by court of competent jurisdiction.

(d)                   If the Borrower determines in good faith that a reasonable basis exists for contesting any Taxes for which a payment has been made under this Section 7.6, the relevant Lender or the Administrative Agent, as applicable, shall, if so requested by the Borrower, cooperate with the Borrower in challenging such Taxes at the Borrower’s expense.

(e)                    The Borrower also hereby indemnifies and holds harmless the Administrative Agent and each Lender, on an after-Taxes basis, for any additional taxes on net income that the Administrative Agent or such Lender may be obliged to pay as a result of the receipt of amounts under this Section 7.6.

(f)                      Neither any Lender nor the Administrative Agent shall be under any obligation to arrange its tax affairs in any particular manner or be obliged to disclose any information regarding its tax affairs or computations to the Borrower or any other Person in connection with this Section 7.6.

(g)                   Additional amounts payable under Section 7.6(a) have the same character as the Payments to which they relate.

(h)                   If the Administrative Agent or any Lender receives a refund or current reduction of Taxes or Other Taxes for which a payment has been made by the Borrower under this Section 7.6, which refund or reduction in the good faith judgment of the Administrative Agent or such Lender, as the case may be, is attributable to the Taxes or Other Taxes giving rise to such payment made by the Borrower, then the Administrative Agent or such Lender, as the case may be, shall pay such amount (if any) to the Borrower (but not exceeding any payment made under this Section 7.6 giving rise to such refund or reduction), net of all out-of-pocket expenses of the Administrative Agent or such Lender, as the case may be, which the Administrative Agent or such Lender, as the case may be, determines in its absolute discretion will leave it (after that payment) in the same after-tax position it would have been in had the Taxes or Other Taxes not been exigible. The Borrower, upon the request of the Administrative Agent or any Lender, as the case may be, agrees to repay to the Administrative Agent or such Lender any portion of such refund or reduction paid over to the Borrower that the Administrative Agent or such Lender is required to repay or pay, respectively, to the applicable taxing authority or jurisdiction and agrees to pay any interest, penalties or other charges paid by the Administrative Agent or such Lender as a result of or related to such repayment or payment. Neither the Administrative Agent nor any Lender shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or reduction in priority to any other tax relief to which it may be entitled. Neither the Administrative Agent nor any Lender shall be obligated to disclose any information regarding its tax affairs or computations to the Borrower or any other Person in connection with this Section 7.6(h) or any other provisions of this Section 7.6.

(i)                       To the extent of any conflict or inconsistency between this Section 7.6 and any provision of any other Finance Document, this Section 7.6 shall to the extent of such conflict or inconsistency override such other provision and prevail.

(j)                       The Borrower’s obligations under this Section 7.6 shall survive without limitation the termination of the Credit Facility and this Agreement and all other Finance Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder.

ARTICLE 8
REPAYMENTS AND PREPAYMENTS

8.1                                                    Repayment of Credit Facility

The Borrower shall repay to the Administrative Agent, for the account of the Lenders, in full the outstanding credit under the Credit Facility on the Maturity Date together with all accrued and unpaid interest thereon and all accrued and unpaid fees with respect thereto.

8.2                                                    Voluntary Prepayments under the Credit Facility

Subject to Section 8.4, the Borrower shall be entitled to prepay all or any portion of the outstanding Loans under the Credit Facility at any time, without penalty, provided that Section 7.4 shall be complied with in connection with any such prepayment. Other than any payments required pursuant to Section 7.4, there are no premiums, penalties or other additional payments associated with any voluntary prepayments under this Section 8.2. Amounts which are prepaid as aforesaid in respect of the Credit Facility may be reborrowed.

8.3                                                    Prepayment Notice

The Borrower shall give written notice to the Administrative Agent of each voluntary prepayment pursuant to Section 8.2. Such notice (a “Prepayment Notice”) shall be irrevocable, shall be given in accordance with Section 3.9 and shall specify:

(a)                    the date on which the prepayment is to take place; and

(b)                   principal amount of the Loan or the portion thereof which is to be prepaid (which amount shall be at least $1,000,000 and multiples of $100,000 thereafter).

8.4                                                    Currency of Repayment

All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES

9.1                                                    Representations and Warranties

To induce the Lenders to extend credit hereunder, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent, as of the date this Agreement becomes effective, as of the date of each extension of credit hereunder and as of the last day of each Fiscal Quarter following the date that this Agreement became effective (unless stated to have been made solely as of an earlier date or unless the Borrower has advised the Administrative Agent in writing of a variation thereof and the Administrative Agent has consented in writing to such variation), as follows and acknowledges and confirms that the Lenders and the Administrative Agent are relying upon such representations and warranties in extending credit hereunder:

(a)                    Status and Power of Obligors. Each Company is a corporation duly incorporated, amalgamated or continued, as applicable, and organized and validly subsisting in good standing under the laws of its jurisdiction of incorporation. Each Company is duly qualified, registered or licensed in all jurisdictions where the nature of its business makes such qualification, registration or licensing necessary. Each Company has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties and to carry on its business as now conducted. Each Obligor has all necessary corporate capacity to enter into, and carry out the transactions contemplated by, the Finance Documents to which it is a party.

(b)                   Authorization and Enforcement. All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Finance Documents to which it is a party. Each Obligor has duly executed and delivered the Finance Documents to which it is a party. The Finance Documents to which each Obligor is a party are legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms, except to the extent that the enforceability thereof may be limited by (i) applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally, (ii) the fact that the courts may deny the granting or enforcement of equitable remedies and (iii) the fact that, pursuant to the Currency Act (Canada), no court in Canada may make an order expressed in any currency other than lawful money of Canada.

(c)                    Compliance with Other Instruments. The execution, delivery and performance by each Obligor of the Finance Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any breach or violation of, or constitute a default under, the terms, conditions or provisions of, the charter or constating documents or by-laws of, or any shareholder agreement or declaration relating to, such Obligor. The execution, delivery and performance by each Obligor of the Finance

Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any material breach or violation of, or constitute a material default under, the terms, conditions or provisions of, any Applicable Law binding on or applicable to such Obligor or to which its property is subject or of any material agreement or any other material lease, licence, permit or other instrument to which such Obligor is a party or is otherwise bound or by which such Obligor benefits or to which its property is subject and do not require the consent or approval of any Official Body or any other party, other than the consent or approval of the Ministry, Goldcorp Canada and Goldcorp, all of which consents or approvals have been obtained and remain in full force and effect.

(d)                   Financial Statements. The financial statements of the Borrower for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with generally accepted accounting principles and no Material Adverse Change has occurred in the condition, financial or otherwise, of the Borrower since the date of such financial statements. The consolidated balance sheet of the aforesaid financial statement presents a fair statement of the financial condition and assets and liability of the Borrower as at the date thereof and the consolidated statements of operations, retained earnings and cashflows contained in the aforesaid financial statements fairly presents the results of the consolidated operations of the Borrower throughout the period covered thereby. Except to the extent reflected or reserved against in the aforesaid balance sheet (including the notes thereto) and except as incurred in the ordinary and usual course of the business of the Borrower or the Secured Obligations, the Borrower does not have any outstanding indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature customarily reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.

(e)                    Litigation. There are no actions, suits, inquiries, claims or proceedings (whether or not purportedly on behalf of any Company) pending or threatened in writing against or affecting any Company before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect.

(f)                      Title to Assets. Each Company has good and marketable title to its property, assets and undertaking, free from any Lien other than the Permitted Liens.

(g)                   Conduct of Business. No Company is in violation of any agreement, mortgage, franchise, licence, judgment, decree, order, statute, statutory trust, rule or regulation relating in any way to itself or to the operation of its business or to its property or assets and which could reasonably be expected to have a Material Adverse Effect. Each Company holds all licenses, certificates of approval, approvals, registrations, permits and consents which are reasonably necessary to operate its businesses where they are currently being operated in the manner in which they are currently operated (including, without limitation, with respect to the development, construction, commissioning and operation of each Project for the then given state of development, construction, commissioning and operation of such Project). Each Company has all mining, water and other rights which are reasonably necessary in accordance with Applicable Law to operate its business where they are currently being operated (including, without limitation, with respect to the development, construction, commissioning and operation of each Project for the then given state of development, construction, commissioning and operation of such Project).

(h)                   Outstanding Defaults. No Default or Event of Default exists or would result from the incurring of any Secured Obligations by any Obligor. No event has occurred which constitutes or which, with the giving of notice, lapse of time or both, would constitute a default under or in respect of any material agreement, undertaking or instrument to which any Company is a party or to which its respective property or assets may be subject, and which could reasonably be expected to have a Material Adverse Effect.

(i)                       Solvency Proceedings. No Company has:

(i)                        admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

(ii)                     in respect of itself, filed an assignment or petition in bankruptcy or a petition to take advantage of any insolvency statute;

(iii)                  made an assignment for the benefit of its creditors;

(iv)                 consented to the appointment of a receiver of the whole or any substantial part of its assets;

(v)                    filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy laws or any other applicable law or statute of Canada or other applicable jurisdiction or any subdivision thereof; or

(vi)                 been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy of any Company with such decree or order having remained in force and undischarged or unstayed for a period of 30 days.

(j)                       Tax Returns and Taxes. Each Company has filed all Tax returns and Tax reports required by law to have been filed by it and has paid all Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with generally accepted accounting principles shall have been set aside on its books.

(k)                    Expropriation or Condemnation. There is no present or threatened (in writing) expropriation or condemnation of the property or assets of any Company.

(1)                    Environmental Compliance.

(i)                        All facilities and property (including underlying groundwater) owned, leased, used or operated by any Company have been, and continue to be, owned or leased in material compliance with all Environmental Laws applicable thereto;

(ii)    There are no pending or threatened (in writing)

(A)                claims, complaints, notices or requests for information received by any Company with respect to any alleged violation of any Environmental Law which if proved could reasonably be expected to have a Material Adverse Effect;

(B)                  complaints, notices or inquiries to any Company regarding potential material liability under any Environmental Law;

(iii)                  There have been no material Releases of any Hazardous Materials or any material escape, seepage, leakage, spillage, discharge, emission or release of any Hazardous Materials at, on, under or from any property now or previously owned, operated, used or leased by any Company in violation of Environmental Laws;

(iv)                 Each Company has been issued and is in material compliance with all permits, certificates, approvals, licenses and other authorizations under any Environmental Laws to carry on its business; and

(v)                    No conditions exist at, on or under any property now or previously owned, operated, used or leased by any Company which, with the passage of time, or the giving of notice or both, would give rise to material liability under any Environmental Law.

(m)                 Partnerships and Joint Ventures. There are no Subsidiaries of the Borrower other than MexCo, West Timmins, LSG and 1399724. There are no Material Subsidiaries. No Company is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate other than (i) the Borrower’s 50% joint venture interest in the Casa Berardi joint venture with Aurizon Mines Ltd. and (ii) West Timmins’ 55% joint venture interest in the Beach property joint venture with Probe Mines Limited.

(n)                   Corporate Structure. The chart attached hereto as Schedule F accurately sets out the corporate structure of the Borrower and all of its Subsidiaries and evidences (i) intercorporate share ownership and (ii) ownership of the Projects, except as such information may change as a result of transactions permitted hereunder. The Borrower shall forthwith provide to the Administrative Agent written notice of any such changes as well as an updated Schedule F, which updated Schedule F shall thereafter be deemed to constitute Schedule F hereunder.

(o)                   Assets Insured. The property and assets of each Company are insured with insurers, in amounts, for risks and otherwise which are reasonable in relation to such property and assets (subject to the amount of such deductibles as are reasonable and normal in the circumstances) against loss or damage, and there has been no default or failure by the party or parties insured under the provisions of such policies of insurance maintained which would prevent the recovery by such Company insured thereunder of the full amount of any material insured loss. The named insured under all insurance policies maintained by each Company is not in default under any of the material provisions contained in any such insurance policies.

(p)                   Intellectual Property. Each Company owns or is licensed or otherwise has the right to use all Intellectual Property that is used in the operation of its businesses without conflict with the rights of any other Person (other than any Intellectual Property the absence of which or any such conflict with respect to which would not have a Material Adverse Effect). No Company has received any notice of any claim of infringement or similar claim or proceeding relating to any of the Intellectual Property which if determined against such Company could reasonably be expected to have a Material Adverse Effect. No present or former employee of any Company and no other Person owns or, to the knowledge of the Borrower, claims to own or has or claims to have any interest, direct or indirect, in whole or in part, in any of the Intellectual Property of such Company that could reasonably be expected to have a Material Adverse Effect.

(q)                   Employment and Labour Agreements. Each Company is in material compliance with the terms and conditions of all labour agreements except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect. A true and complete copy of each labour agreement covering any employees of any Company which the Administrative Agent has requested has been provided to the Administrative Agent.

(r)                      Mining Claims. Except for any limitations set forth in the Mineral Title Opinions, the Mining Claims have been validly granted and recorded in the name of the Borrower or West Timmins, are owned by the Borrower or West Timmins and are in full force and effect. Other than as identified in Schedule M, no Person other than the Borrower or West Timmins, and the Administrative Agent for the benefit of the Finance Parties pursuant to the Security, has any right, title or interest in or to the Mining Claims. The Mining Claims are of indeterminate duration subject to Borrower or West Timmins’ continued compliance with Applicable Laws. The Mining Claims give the Borrower or West Timmins the exclusive rights conferred under the Mining Act (Ontario) on the areas covered by the Mining Claims. All fees, including without limitation maintenance fees, and other payments due to any Official Body in respect of the Mining Claims have been paid in full on a timely basis. No fees, royalties or other payments payable to any Person other than Official Bodies are or shall become due with respect to any of the Mining Claims. Other than as identified in Schedule M, neither the Borrower nor West Timmins is a party to, nor has any knowledge of, any royalty or similar agreements pursuant to which the Borrower, West Timmins or any other party is obligated to pay to any Person any amount with respect to any of the Mining Claims.

(s)                    Liens. The Liens granted to the Administrative Agent pursuant to the Security Documents are fully perfected first priority Liens in and to the Secured Assets, subject to registration requirements or perfection by possession and to the Permitted Liens and will, upon the acquisition of additional Secured Assets by each Obligor, constitute first charges or security interests upon all such Secured Assets of such Obligor free and clear of all Liens except the Permitted Liens.

(t)                      Consents, Approvals, etc. No consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments which have not already been provided to the Administrative Agent are required to be entered into by any Person (i) to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents, (ii) to ensure the perfection and the intended priority of such Security other than the consents and approvals referred to in the last sentence of Section 9.1(c), and (iii) to implement the transactions contemplated hereby.

(u)                   French Form of Corporate Name. There is no French form of the corporate name of any of any Obligor.

(v)                   Location for Purposes of PPSA. For the purposes of Section 7(3) of the PPSA, each Obligor is located in the Province of Ontario.

(w)                 Locations of Tangible Assets. The addresses of all locations of the inventory, equipment and other tangible assets of each Obligor (other than inventory in transit) are set forth in the schedules to the Security Documents.

(x)                     Pari Passu Ranking. The payment obligations of the Borrower under the Credit Facility rank at least pari passu in right of payment with all of the Borrower’s unsubordinated Indebtedness, other than any such Indebtedness which is preferred by mandatory provisions of Applicable Law.

(y)                   LSG and 1399724. Each of LSG and 1399724 are inactive companies carrying on no business and has no material assets or liabilities.

(z)                     Share Capital of West Timmins. The authorized capital of West Timmins is an unlimited number of common Shares and the issued capital of West Timmins is one common Share, which issued Share has been issued and is outstanding as fully paid and non-assessable. The Borrower is the owner of record of such issued Share. There are no outstanding warrants, options or other agreements which require or may require the issuance of any Shares of West Timmins or the issuance of any debt or securities convertible into Shares of West Timmins, there are no outstanding debt or securities convertible into Shares of West Timmins and there are no Shares of West Timmins allotted for issuance. There is no unanimous shareholder agreement with respect to West Timmins.

(aa)              No Omissions. None of the representations and statements of fact set forth in this Section 9.1 omits to state any material fact necessary to make any such representation or statement of fact not misleading in any material respect. With respect to the Base Case Financial Model, the Administrative Agent and the Lenders acknowledge that there are uncertainties inherent in attempting to make such projections and forecasts, they are familiar with such uncertainties and acknowledge and agree that the Base Case Financial Model are projections and actual results may differ.

9.2                                                    Survival of Representations and Warranties

All of the representations and warranties (except to the extent that such representation and warranty is stated to have been made solely as of a specific date or unless the Borrower has advised the Administrative Agent in writing of variations thereof and the Administrative Agent has consented in writing to such variations) of the Borrower contained in Section 9.1 shall survive the execution and delivery of this Agreement until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, notwithstanding any investigation made at any time by or on behalf of the Administrative Agent or any of the Lenders.

ARTICLE 10
COVENANTS

10.1                                             Affirmative Covenants

The Borrower hereby covenants and agrees with the Administrative Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, and unless waived in writing in accordance with Section 13.14:

(a)                    Prompt Payment. The Borrower shall duly and punctually pay, or cause to be duly and punctually paid to the Finance Parties, all amounts payable by each Obligor under the Credit Documents to which such Obligor is a party at the times and places and in the currency and manner mentioned therein.

(b)                   Financial Reporting. The Borrower shall furnish the Administrative Agent with the following statements and reports (with sufficient copies for all of the Lenders):

(i)                        within 90 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of the Borrower for such Fiscal Year together with the auditors’ report on such audited financial statements;

(ii)                     within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, the unaudited financial statements of the Borrower, together with a summary report detailing the Borrower’s risk management activities;

(iii)                  concurrent with the deliveries of financial statements pursuant to any of clauses (i) and (ii) above, a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a senior financial officer of the Borrower;

(iv)                 within 30 days of each calendar month end, a monthly management operating report that includes a summary of performance of the Projects against budget, any material operating or commercial issues encountered during that month, construction activities at each Project and an operating report prepared by the Borrower in relation to each Project detailing operating costs, capital expenditures, production levels and other relevant information relative to the approved Base Case Financial Model, on both a monthly and a year-to-date basis, and an explanation, in substance satisfactory to the Administrative Agent and the Independent Engineer acting reasonably, as to any material deviations therefrom and a forecast of Capital Expenditures expected to be incurred on a monthly and cumulative basis. Any such monthly management operating report may, at the option of the Administrative Agent, be subject to the review of the Independent Engineer; and

(v)                    such other statements, reports and information as the Administrative Agent on the instructions of the Majority Lenders may reasonably request from time to time.

(c)                    Use of Proceeds. The Borrower shall apply all of the proceeds of the Credit Facility towards general corporate purposes of the Borrower with respect to the Projects (including for Capital Expenditures) as well as financing Permitted Acquisitions.

(d)                   Insurance. The Borrower shall, and shall cause each Company to, insure and keep insured, with insurers, for risks, in amounts and otherwise upon terms satisfactory to the Administrative Agent acting reasonably, all of the Companies’ assets, property and undertaking. The Borrower shall maintain, and shall cause each Company to maintain, on an individual or aggregate basis, with financially sound and reputable insurers, insurance with respect to the properties and business of the Companies against loss, damage, risk or liability of the kinds customarily insured against by Persons carrying on a similar business in Canada. The Borrower shall cause the Administrative Agent to be named in each such policy, insofar as it relates to the Secured Assets, as secured party or mortgagee and lender’s loss payee and additional insured, as appropriate, in a manner acceptable to the Administrative Agent. Each policy of insurance shall contain a clause or endorsement requiring the insurer to give not less than thirty (30) days’ prior written notice to the Administrative Agent in the event of cancellation of the policy for any reason whatsoever and a clause or endorsement stating that the interest of the Administrative Agent shall not be impaired or invalidated by any act or neglect of any Company or the owner of any premises for purposes more hazardous than are permitted by such policy. All premiums for such insurance shall be paid by the Companies, when due, and certificates of insurance and, if requested, photocopies of the policies shall be delivered to the Administrative Agent. The Borrower shall promptly notify the Administrative Agent of any loss, damage, or destruction to the Secured Assets, whether or not covered by insurance, in excess of $5,000,000. If the aggregate amount of any insurance proceeds derived from damage to, or the loss or destruction of, Secured Assets exceeds $5,000,000 or any Default or Event of Default shall be continuing, the Majority Lenders may determine, in their sole discretion, whether such proceeds shall be used for repair or replacement or mandatory prepayment of the credit outstanding under the Credit Facility and the Administrative Agent shall collect the insurance proceeds directly and the Borrower shall not enter into any settlement agreement with the applicable insurance company without the prior written consent of the Administrative Agent. For certainty, any insurance proceeds arising from the relevant Secured Assets on or after the Enforcement Date shall be applied in accordance with Section 13.24.

(e)                    Access to Senior Financial Officers. Upon the request of the Administrative Agent at reasonable intervals, the Borrower shall, and shall cause each other Company to, make available its senior financial officers to answer questions concerning such Company’s business and affairs.

(f)                      Reimbursement of Expenses. The Borrower shall (i) reimburse the Administrative Agent, on demand, for all reasonable out-of-pocket costs, charges and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, the reasonable and documented fees, disbursements and other charges of one primary counsel and any local or special counsel to the Administrative Agent and of the Independent Engineer as well the costs of any engineering reports and environmental audits and studies as required by the Administrative Agent (in consultation with the Borrower at any time no Default has occurred and is continuing)) in connection with all due diligence conducted by the Administrative Agent with respect to the financing contemplated herein as well the negotiation, preparation, execution, delivery, syndication, participation, administration and interpretation of the Credit Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto and thereto (whether or not consummated or entered into), the charges of Intralinks and any lien search fees and lien registration fees, (ii) reimburse each Finance Party’s agents or officers, on demand, for all reasonable out-of-pocket expenses of such agents or officers in connection with any visit of the nature referred to in Section 10.1(r) and (iii) reimburse the Administrative Agent and the Lenders, on demand, for all reasonable out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with the enforcement of the Credit Documents.

(g)                   Notice of Expropriation or Condemnation, Litigation and Default/Event of Default. The Borrower shall promptly notify the Administrative Agent in writing of:

(i)                        the commencement or the written threat of any expropriation or condemnation of any material assets, property or undertaking of any Company or of the institution of any proceedings related thereto;

(ii)                     any actions, suits, inquiries, disputes, claims or proceedings (whether or not purportedly on behalf of a Company (including, for certainty, any such actions, suits, inquiries, disputes, claims or proceedings related to any matters contemplated by Section 12.1(c) and (d) hereof)) commenced or threatened in writing against or affecting any Company before any Official Body which in any case or in the aggregate could reasonably be expected to have a Material Adverse Effect;

(iii)                  any other event that could reasonably be expected to have a materially negative impact on any Project;

(iv)                 any renewal of any of the insurance referred to in Section 10.1(d); and

(v)                    upon the occurrence of either a Default or an Event of Default of which the Borrower is aware, the nature and date of occurrence of such Default or Event of Default, the Borrower’s assessment of the duration and effect thereof and the action which the Borrower proposes to take with respect thereto.

(h)                   Inspection of Assets and Operations. The Borrower shall, and shall cause each other Company to, permit representatives of the Administrative Agent and representatives of the Lenders from time to time to inspect the assets, property or undertaking of any Company and for that purpose to enter on any property which is owned and controlled by a Company and where any of the assets, property or undertaking of a Company may be situated during reasonable business hours and, unless a Default has occurred and is continuing, upon reasonable notice.

(i)                       Change of Name or Location. If any Obligor changes its legal name or its location for the purposes of Section 7(4) of the PPSA or adopts a French form of its legal name, the Borrower shall promptly notify the Administrative Agent in writing of the details of such change or adoption.

(j)                       Corporate Existence. Other than in connection with the Permitted Amalgamation or the dissolution of LSG or 1399724, the Borrower shall, and shall cause each Company to, maintain its corporate existence in good standing and qualify and remain duly qualified to carry on business and own property in each jurisdiction where the nature of its business makes such qualification necessary.

(k)                    Conduct of Business. The Borrower shall, and shall cause each Company to, conduct its business in such a manner so as to comply with all laws and regulations so as to observe and perform all its obligations under leases, licences and agreements reasonably necessary for the proper conduct of its business and so as to preserve and protect its property and assets and the earnings, income and profits therefrom where such non-compliance, non-observance or non-performance could reasonably be expected to have a Material Adverse Effect. The Borrower shall, and shall cause each Company to, perform all obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied where the failure to do so could reasonably be expected to have a Material Adverse Effect. The Borrower shall, and shall cause each Company to, obtain and maintain all licenses, permits, government approvals, franchises, authorizations and other rights reasonably necessary for the operation of its business (including the Projects) where failure to do so could reasonably be expected to have a Material Adverse Effect (including the Projects).

(1)                    Taxes. The Borrower shall pay, and shall cause each Company to pay, all material Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles.

(m)                 Environmental Matters. The Borrower shall, and shall cause each other Company to, promptly notify the Administrative Agent and provide copies upon receipt of all written claims, complaints, notices or inquiries relating to the condition of its facilities and properties or material compliance with Environmental Laws and shall proceed diligently to resolve any such claims, complaints, notices or inquiries relating to material compliance with Environmental Laws and provide such information and certifications which the Administrative Agent may reasonably request from time to time to evidence compliance with this Section 10.1(m).

(n)                   Total Indebtedness to Tangible Net Worth Ratio. The Borrower shall maintain at all times the Total Indebtedness to Tangible Net Worth Ratio to be less than or equal to 0.25 to 1.

(o)                   Leverage Ratio. The Borrower shall, for each Fiscal Quarter, maintain the Leverage Ratio to be less than or equal to 3.00:1 from and including the Fiscal Quarter ending September 30, 2011.

(p)                   Current Ratio. The Borrower shall maintain at all times the Current Ratio at not less than 1.10:1

(q)                   Reserve Tail Ratio. The Borrower shall at all times maintain the Reserve Tail Ratio to be greater than or equal to 30%.

(r)                      Books and Records. The Borrower shall, and shall cause each Company to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by generally accepted accounting principles and permit representatives of the Administrative Agent to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours and upon reasonable notice and to discuss the affairs, finances and accounts of such Company with its auditors during reasonable business hours and upon reasonable notice. On not less than two days prior written notice where no Default has occurred or is continuing and without prior notice where a Default has occurred and is continuing, the Borrower will permit, and shall cause each Company to permit, the Independent Engineer, the Finance Parties or any of their respective representatives during reasonable business hours to inspect any and all of its properties and operations (including the Projects), to visit all of its offices or any other location where relevant personnel or records are located, to discuss its financial matters with its officers, its banks and its independent chartered accountants and certified public accountants, as the case may be, (and hereby authorises such independent chartered accountants or certified public accountants, as the case may be, to discuss its financial matters with any of the foregoing persons or its representatives whether or not any representative of the relevant Company is present) and to examine (and photocopy extracts from) any of its books or other corporate records or any instrument, document or correspondence relating to the Projects.

(s)                    Copies of Public Filings. Subject to Applicable Law relating to privacy matters, the Borrower shall furnish the Administrative Agent with copies of all documents which are publicly filed by any Company with the Ontario Securities Commission or with any similar Official Body in any other jurisdiction in compliance with applicable securities legislation which are not available on SEDAR. The Borrower shall forthwith provide notice to the Administrative Agent of any document which is filed by the Borrower on SEDAR.

(t)                      Timmins Mine and Bell Creek Mill. The Borrower shall at all times materially manage the Timmins Mine and Bell Creek Mill in accordance with the approved life of mine plan for such mine as set forth in the Base Case Financial Model and otherwise in accordance with good industry practice in existence from time to time in Ontario for gold mining companies.

(u)                   Maintenance of Secured Assets. The Borrower shall, and shall cause each other Obligor to, maintain, preserve, protect and keep:

(i)                        all of its ownership, lease, use, licence and other interests in the Secured Assets as are reasonably necessary for it to be able to operate the Projects substantially in accordance with sound mining and business practice in existence from time to time in the Province of Ontario; and

(ii)                     all of the Secured Assets owned by it in good repair, working order, and condition, and make necessary and proper repairs, renewals, and replacements so that the business carried on in connection therewith may be properly conducted at all times, unless the continued maintenance of any of such Secured Assets is no longer necessary or economically desirable for the operation of the Projects, such operation to be substantially in accordance with sound mining and business practice in existence from time to time in the Province of Ontario.

(v)                   Mining Payments. The Borrower shall pay (and provide evidence thereof satisfactory to the Administrative Agent if reasonably requested), all fees, royalties and other payments due to the applicable Official Bodies in respect of any Mining Claim in full at least 15 days before such payment is due.

(w)                 Hedging Policy. The Borrower shall at all times comply with the Hedging Policy.

(x)                     Additional Guarantors. Upon any Subsidiary of the Borrower becoming a Material Subsidiary:

(i)                        the Borrower shall cause each such Subsidiary to duly execute and deliver to the Administrative Agent a Guarantee and such Security Documents as the Administrative Agent may reasonably require for such Subsidiary to grant a Lien in such Subsidiary’s Secured Assets;

(ii)                     the Borrower shall cause the Company which directly owns the Shares of each such Subsidiary to enter into such Guarantee and Security Documents as the Administrative Agent may reasonably require for such Company to grant a Lien in such Shares;

(iii)                  the Borrower shall forthwith deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

(A)                a duly certified copy of the articles of incorporation and by-laws or comparable documents of each such Subsidiary;

(B)                  a certificate of status or good standing for each such Subsidiary issued by the appropriate governmental body or agency of the jurisdiction in which such Subsidiary is incorporated (other than with respect to any Subsidiary whose jurisdiction of incorporation does not customarily offer such certificates);

(C)                  a duly certified copy of the resolution of the board of directors (or other comparable authority) of each such Subsidiary authorizing it to execute, deliver and perform its obligations under each Credit Document to which such Subsidiary is a signatory and a duly certified copy of the resolution of the board of directors of such Subsidiary authorizing the pledge of all of its issued and outstanding Shares to the Administrative Agent and any subsequent disposition thereof by the Administrative Agent in realizing on the security therein constituted by the relevant Security Documents;

(D)                 a certificate of an officer of each such Subsidiary, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such Subsidiary is a signatory;

(E)                   share certificates representing all of the issued and outstanding Shares of any such Subsidiary, in each case duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney;

(F)                   an opinion of each such Subsidiary’s counsel addressed to the Administrative Agent and its counsel, relating to the status and capacity of such Subsidiary, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which such Subsidiary is a party in the jurisdiction of incorporation of such Subsidiary and such other matters as the Administrative Agent may reasonably request; and

(G)                  an opinion of the Agent’s counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with each such Subsidiary (including, without limitation, the legality, validity and binding nature of the obligations of such Subsidiary under, and the enforceability against such Subsidiary of, the Credit Documents which are governed by the laws of the Province of Ontario);

(iv)                 the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all Credit Documents to which such Subsidiary is a party referred to herein; and

(v)                    all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required to make effective the

Security created or intended to be created pursuant to this Section 10.1(x) and to ensure the perfection and the intended first-ranking priority of such Security.

For certainty, Sections 10.1(x)(iii) - (v) shall apply to the Company referred to in Section 10.1(x)(ii) mutatis mutandis

(y)                   Additional Projects. Upon the Borrower acquiring and/or operating an Additional Project, the Borrower shall duly execute and deliver additional Security Documents to grant a Lien on such Additional Project. In connection therewith, the Borrower shall forthwith deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

(A)                  (I)                            a duly certified copy of the resolution of the board of directors (or other comparable authority) of the Borrower authorizing it to execute, deliver and perform its obligations under the additional Security Documents;

(II)                      a certificate of an officer of the Borrower, in such capacity, setting forth specimen signatures of the individuals authorized to sign the additional Security Documents;

(III)                  an opinion of the Borrower’s counsel addressed to the Administrative Agent and its counsel, relating to the status and capacity of the Borrower, the due authorization, execution and delivery and the validity and enforceability of the additional Security Documents in the jurisdiction of incorporation of the Borrower and such other matters as the Administrative Agent may reasonably request; and

(IV)                 an opinion of the Administrative Agent’s counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with the Borrower (including, without limitation, the legality, validity and binding nature of the obligations of the Borrower under, and the enforceability against the Borrower of, the additional Security Documents which are governed by the laws of the Province of Ontario);

(B)                      the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all additional Security Documents delivered pursuant to this Section; and

(C)                      all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created pursuant to this Section 10.1(y) and to ensure the perfection and the intended first-ranking priority of such Security.

(z)                     Pari Passu Ranking. The Borrower shall cause its payment obligations under the Credit Facility to rank at all times at least pari passu in right of payment with all of the Borrower’s unsubordinated Indebtedness, other than any such Indebtedness which is preferred by mandatory provisions of Applicable Law.

(aa)              LSG and 1399724. The Borrower shall cause, as soon as practicable, the dissolution of LSG and 1399724 and shall provide notice thereof to the Administrative Agent.

10.2                                             Restrictive Covenants

The Borrower hereby covenants and agrees with the Administrative Agent and the Lenders that, until all credit outstanding hereunder has been repaid in full and the Credit Facility has been terminated, and unless waived in writing in accordance with Section 13.14:

(a)                    Liens. The Borrower shall not, and shall not permit or suffer any other Company to, enter into or grant, create, assume or suffer to exist any Lien affecting any of their respective properties, assets or undertaking, whether now owned or hereafter acquired, save and except only for the Permitted Liens.

(b)                   Corporate Existence. Other than the Permitted Amalgamation and the dissolution of LSG and 1399724, the Borrower shall not, and shall not permit or suffer any other Company to, take part in any amalgamation, merger, dissolution, winding up, corporate reorganization, capital reorganization or similar proceeding or arrangement or discontinue any businesses.

(c)                    Disposition of Assets. The Borrower shall not, and shall not suffer or permit any other Company to, sell, transfer or otherwise dispose (by way of Sale Leaseback or otherwise) of any of the Secured Assets other than sales, transfers or other dispositions of (i) inventory or gold disposed of in the ordinary course of business, (ii) worn out, unserviceable or obsolete equipment, (iii) other assets of the Companies the aggregate fair market value of which shall not exceed $5,000,000 in any Fiscal Year and the proceeds of which are reinvested in the operations of disposing Company within six months of the disposition thereof.

(d)                   Risk Management Agreements. The Borrower shall not, and shall not suffer or permit any other Company to, enter into any Risk Management Agreement for speculative purposes, any Risk Management Agreement with any counterparty on a margined basis, or any Risk Management Agreement with a non-Lender (other than a Qualified Affiliate).

(e)                    Amendments. The Borrower shall not, and shall not suffer or permit any other Company to, amend its respective articles of incorporation, continuance or amalgamation, as applicable, other than in connection with the Permitted Amalgamation or the dissolution of LSG and 1399724.

(f)                      Distributions. The Borrower shall not make any Distributions other than a Distribution made after the Borrower has provided evidence satisfactory to the Administrative Agent that the Timmins Mine is producing, in the reasonable opinion of the Administrative Agent, at least 120,000 ounces of gold on an annualized and sustainable basis and otherwise at the time that (x) no Default or Event of Default has occurred and is continuing and (y) no Default or Event of Default would arise immediately after the making of any such Distribution.

(g)                   Indebtedness. The Borrower shall not, and shall not suffer or permit any other Company to, create, incur, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.

(h)                   Investments. The Borrower shall not, and shall not permit any other Company to, make any Investments other than Permitted Investments.

(i)                       Acquisitions. The Borrower shall not, and shall not suffer or permit any other Company to, make any Acquisitions, other than Permitted Acquisitions.

(j)                       Transactions with Affiliates. The Borrower shall not, and shall not permit any other Company to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates other than in the ordinary course of business at prices and on terms and conditions not less favourable to such Company than could be obtained on an arm’s length basis from unrelated third parties.

(k)                    Capital Expenditures. The Borrower shall not, nor shall it suffer or permit any other Company to, incur Capital Expenditures unless, (x) in the case of Capital Expenditures at the Timmins Mine, such Capital Expenditures are accounted for in the Base Case Financial Model and (y) otherwise, all Capital Expenditures are funded from proceeds of the Credit Facility, any one or more offerings of Equity or the Borrower’s free cash flow.

(1)                    Business Activities. The Borrower shall not, nor shall it suffer or permit any other Company to, engage in any business activity other than the development and operation of projects for the mining of precious metals in Canada, the United States of America or Mexico and any activity incidental thereto.

(m)                 LSG and 1399724. The Borrower shall not suffer or permit either LSG or 1399724 to carry on any business or have any material assets or liabilities.

10.3                                             Performance of Covenants by Administrative Agent

The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrower, perform any covenant of the Borrower under this Agreement which the Borrower fails to perform or cause to be performed and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of the Borrower and no such performance by the Administrative Agent shall require the Administrative Agent to further perform the Borrower’s covenants or shall operate as a derogation of the rights and remedies of the Administrative Agent and the Lenders under this Agreement or as a waiver of such covenant by the Administrative Agent. Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrower to the Administrative Agent on behalf of the Lenders on demand.

ARTICLE 11
CONDITIONS PRECEDENT TO OBTAINING CREDIT

11.1                                             Conditions Precedent to All Credit

The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:

(a)                    the Borrower shall have complied with the requirements of Articles 4 or 5, as the case may be, in respect of the relevant credit;

(b)                   no Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit; and

(c)                    the representations and warranties of the Borrower contained in Section 9.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date (or if stated to have been made solely as of an earlier date, such representation and warranty shall be true or correct as of such earlier date or unless such representations and warranties have been varied with the prior written consent of the Administrative Agent).

11.2                                             Conditions Precedent to Effectiveness of this Agreement

The effectiveness of this Agreement and the obligations of the Lenders to extend credit under the Credit Facility is subject to the fulfilment of the following conditions precedent on or prior to March 31, 2011:

(a)                    the Obligors shall have duly executed and delivered to the Administrative Agent the Credit Documents to which each is a party, in form and substance satisfactory to the Administrative Agent;

(b)                   the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

(i)                        a duly certified copy of the articles of incorporation, articles of amalgamation or similar documents and by-laws of each Obligor;

(ii)                     a certificate of status or good standing for each Obligor (where available) issued by the appropriate governmental body or agency of the jurisdiction in which such Obligor is incorporated;

(iii)                  a duly certified copy of the resolution of the board of directors of each Obligor authorizing it to execute, deliver and perform its obligations under each Credit Document to which such Obligor is a signatory;

(iv)                 a certificate of an officer of each Obligor, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such Obligor is a signatory;

(v)                    a certificate of a senior officer of the Borrower, in such capacity, certifying that, to the best of his knowledge after due inquiry, no Default has occurred and is continuing or would arise immediately upon this Agreement becoming effective;

(vi)                 a Perfection Certificate of each Obligor;

(vii)              a certified copy of each Goldcorp Agreement;

(viii)           the Initial Base Case Financial Model, evidencing inter alia, the Reserve Tail Ratio to be greater than or equal to 30% for all Fiscal Quarters until the Maturity Date and otherwise in form and substance satisfactory to the Lenders, acting reasonably;

(ix)                   the summary technical and environmental report on the Timmins Mine and the Bell Creek Mill prepared by the Independent Engineer based on a scope of work prescribed by the Lead Arranger pursuant to a professional services agreement dated September 2, 2010 between the Administrative Agent and the Independent Engineer);

(x)                      a schedule detailing all policies of insurance maintained in accordance with Section 10.1(d) and the coverage effected thereby, such evidence with respect to the adequacy of insurance cover stipulated pursuant to Section 10.1(d) as the Administrative Agent may require endorsements to all such insurance policies signed by the issuers of such policies and acknowledging the interests of the Finance Parties in such policies as referred to in Section 10.1(d) and evidence reasonably satisfactory to it that all premiums (or deposits in connection therewith) required to be paid in order to ensure that the policies referred to in Section 10.1(d) are in full force and effect, have been paid and that all such policies are in full force and effect;

(xi)                   an opinion of counsel to each Obligor addressed to the Finance Parties and their counsel, relating to the status and capacity of such Obligor, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which such Obligor is a party in the Province of Ontario, in the jurisdiction where the Secured Assets are located and/or the jurisdiction of incorporation of such Obligor and such other matters as the Administrative Agent may reasonably request but excluding any opinions with respect to permitting matters;

(xii)              an opinion of the Administrative Agent’s counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with the transactions hereunder (including, without limitation, the legality, validity and binding nature obligations of the Obligors under the Credit Documents which are governed by the laws of the Province of Ontario); and

(xiii)           requisite information to identify the Obligors under the applicable “know your client” legislation, delivered sufficiently in advance for each Lender to complete such identification;

(c)                    there has not occurred a Material Adverse Change since September 30, 2010 other than as disclosed in writing to the Administrative Agent since such date;

(d)                   there shall exist no pending or threatened (in writing) litigation, proceedings or investigations which (x) contest the consummation of the Credit Facility or any part thereof or (y) could reasonably be expected to have a Material Adverse Effect;

(e)                    the Administrative Agent, in consultation with the Independent Engineer and its legal counsel, shall have completed and be satisfied with their legal, technical and environmental due diligence review of the Projects, which environmental due diligence shall include a review of all environmental bonds or guarantees required to have been obtained by the Borrower pursuant to Applicable Law in connection with the Projects;

(f)                      the Administrative Agent, in consultation with its legal counsel, shall have completed and be satisfied with their review of each policy of insurance maintained by each Obligor;

(g)                   the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein;

(h)                   (A) all documents and instruments shall have been properly registered, recorded and filed in all places which, (B) searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals (including, without limitation, all environmental approvals reasonably necessary for the construction, development and operation of the Projects to the extent required at the given stage of construction, development and operation), directions, acknowledgements including, for certainty, the consent of any Official Body required for the purpose of charging any leases related to any Project and (C) all Mining Claims, undertakings and non-disturbance agreements contemplated herein, negotiable documents of title, ownership certificates and other documents and instruments to the Administrative Agent shall have been made which, in each case, in the opinion of the Administrative Agent’s counsel, are desirable or required to make effective the Security created or intended to be created by the Obligors in favour of the Administrative Agent pursuant to the Security Documents and to ensure the perfection and the intended priority of the Security; and

(i)                       the Borrower shall have paid to the Administrative Agent, the Lead Arranger and the Lenders all fees and expenses required to be paid on or before the initial extension of credit under the Credit Facility.

11.3                                             Waiver

The terms and conditions of Sections 11.1 and 11.2 are inserted for the sole benefit of the Administrative Agent and the Lenders, and the Lenders may waive them in accordance with Section 13.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Section 11.1 and 11.2 in whole or in part in respect of any other extension of credit.

ARTICLE 12
DEFAULT AND REMEDIES

12.1                                             Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 13.14:

(a)                    the breach by the Borrower of the provisions of Section 8.1;

(b)                   the failure of an Obligor to pay any amount due under the Credit Documents (other than amounts due pursuant to Section 8.1) within three Banking Days after the payment is due;

(c)                    the commencement by any Company or by any other Person of proceedings for the dissolution, liquidation or winding up of such Company (other than the Permitted Amalgamation and the dissolution of LSG and 1399724) or for the suspension of operations of such Company (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement);

(d)                   if any Company ceases or threatens to cease to carry on its business (other than the Permitted Amalgamation and the dissolution of LSG and 1399724) or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(e)                    if any representation or warranty made by an Obligor in this Agreement or in any other document, agreement or instrument delivered pursuant hereto or referred to herein or any material information furnished in writing to the Administrative Agent by an Obligor proves to have been incorrect in any respect when made or furnished and such Obligor fails to remedy such default within 20 Banking Days after the date the Administrative Agent has given the Borrower notice thereof. For certainty, any such representation and warranty which proves to be incorrect shall be considered remedied for the purposes of this Section 12.1(e) if such representation and warranty were made again at any time during the aforementioned grace period and such representation and warranty would no longer be incorrect;

(f)                      if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Company in connection with any judgment against it in an amount of at least $500,000, and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within 30 days after its entry, commencement or levy;

(g)                   any breach of any of Section 10.1(c) or (n) — (q) or any provision of Section 10.2;

(h)                   the breach or failure of due observance or performance by an Obligor of any covenant or provision of any Credit Document (other than those previously referred to in this Section 12.1) or of any other document, agreement or instrument delivered pursuant hereto or thereto or referred to herein or therein to which the Administrative Agent or any of the Lenders is a party and such breach or failure continues for 20 Banking Days after the Administrative Agent has given the Borrower notice of such breach or failure;

(i)                       if one or more encumbrancers, lienholders or landlords take possession of any part of the property of a Company (other than at the expiry of a lease) or attempt to enforce their security or other remedies against such property and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least $1,000,000;

(j)                       if an event of default under any one or more agreements, indentures or instruments, under which a Company has outstanding Indebtedness in an amount of at least $1,000,000 or under which another Person has outstanding Indebtedness in an amount of at least $1,000,000 which is guaranteed by a Company, shall happen (with all applicable grace periods having expired) and be continuing, or if any Indebtedness of or guaranteed by a Company in an amount of at least $1,000,000 which is payable on demand is not paid on demand;

(k)                    the occurrence of a Change of Control;

(1)                    the expropriation, condemnation, nationalization or abandonment of any Project or any part thereof;

(m)                 any failure to maintain the Mining Claims;

(n)                   any one or more of the Credit Documents is determined by a court of competent jurisdiction not to be a legal, valid and binding obligation of any Obligor which is a party thereto, enforceable by the Administrative Agent, the Lenders or any of them against such Obligor and such Credit Document has not been replaced by a legal, valid, binding and enforceable document which is equivalent in effect to such Credit Document, assuming such Credit Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 15 days of such determination, provided, however, that such grace period shall only be provided if such Obligor actively co-operates with the Administrative Agent to so replace such Credit Document;

(o)                   the validity, enforceability or priority of any of the Credit Documents is contested in any manner by any Obligor;

(p)                   any Credit Document is terminated or rescinded or any Person takes an action to terminate or rescind any Credit Document;

(q)                   any Security Document does not create legal, valid, binding and enforceable security over the assets charged under that Security Document;

(r)                      any Security Document does not constitute first ranking, priority security in the Secured Assets (subject to Permitted Liens); or

(s)                    a Material Adverse Change occurs;

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrower, terminate the Credit Facility (provided, however, that the Credit Facility shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrower, declare all indebtedness of the Borrower to the Lenders pursuant to this Agreement to be immediately due and payable whereupon all such indebtedness shall immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrower and the Security shall thereupon immediately become enforceable (provided, however, that all such indebtedness of the Borrower to the Lenders shall automatically become due and payable, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above and the Security shall thereupon immediately become enforceable).

12.2                                             Remedies Cumulative

The Borrower expressly agrees that the rights and remedies of the Administrative Agent and the Lenders under this Agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by Applicable Law. Any single or partial exercise by the Administrative Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this Agreement does not waive, alter, affect or prejudice any other right or remedy to which the Administrative Agent or such Lender may be lawfully entitled for the same default or breach. Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 13.14 of the strict observance, performance or compliance with any term, covenant or condition of this Agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this Agreement is not a waiver of the entire term, covenant or condition or any subsequent default. No failure or delay by the Administrative Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

12.3                                             Set-Off

In addition to any rights now or hereafter granted under Applicable Law, and not by way of limitation of any such rights, the Administrative Agent and each Lender is authorized, at any time that an Event of Default has occurred and is continuing without notice to the Borrower or to any other Person, any such notice being expressly waived by the Borrower, to set-off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by the Administrative Agent or such Lender, as the case may be, to or for the credit of or the account of the Borrower against and on account of the obligations and liabilities of the Borrower which are due and payable to the Administrative Agent or such Lender, as the case may be, under the Finance Documents.

ARTICLE 13
THE ADMINISTRATIVE AGENT

13.1                                             Appointment and Authorization of Administrative Agent

Each Finance Party hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Credit Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under the Credit

Documents as are delegated to the Administrative Agent by such Finance Party by the terms hereof, together with such powers as are reasonably incidental thereto. Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Finance Parties for any action taken or omitted to be taken by it or them hereunder or thereunder or in connection herewith or therewith, except for its own gross negligence or wilful misconduct and each Finance Party hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 13.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

13.2                                             Interest Holders

The Administrative Agent may treat each Lender set forth in Schedule A hereto or the person designated in the last notice delivered to it under Section 14.5 as the holder of all of the interests of such Lender under the Credit Documents.

13.3                                             Consultation with Counsel

The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the other Finance Parties and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

13.4                                             Documents

The Administrative Agent shall not be under any duty to the Finance Parties to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and the Administrative Agent shall, as regards the Finance Parties, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

13.5                                             Administrative Agent as Finance Party

With respect to those portions of the Credit Facility made available by it as a Lender, the Administrative Agent shall have the same rights and powers under the Credit Documents as any other Finance Party and may exercise the same as though it were not the Administrative Agent. The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with each Obligor and its Affiliates and Persons doing business with such Obligor and/or any of its Affiliates as if it were not the Administrative Agent and without any obligation to account to the Finance Parties therefor.

13.6                                             Responsibility of Administrative Agent

The duties and obligations of the Administrative Agent to the Finance Parties under the Credit Documents are only those expressly set forth herein. The Administrative Agent shall not have any duty to the Finance Parties to investigate whether a Default or an Event of Default has occurred. The Administrative Agent shall, as regards the Finance Parties, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the

Administrative Agent has actual knowledge or has been notified by the Borrower of such fact or has been notified by a Finance Party that such Finance Party considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof.

13.7                                             Action by Administrative Agent

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Finance Parties by and under this Agreement; provided, however, that the Administrative Agent shall not exercise any rights under Section 12.1 or under any Guarantee or the Security Documents or expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders. Furthermore, any rights of the Administrative Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by the Administrative Agent upon the request or instructions of the Majority Lenders. The Administrative Agent shall incur no liability to the Finance Parties under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Finance Parties. In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrower shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

13.8                                             Notice of Events of Default

In the event that the Administrative Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, the Administrative Agent shall promptly notify the Finance Parties and shall take such action and assert such rights under Section 12.1 of this Agreement and under the other Credit Documents as the Majority Lenders shall request in writing and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request. If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the Administrative Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, the Administrative Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 12.1 of this Agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Lenders except that, if the Majority Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to such instructions unless required by law to do so.

13.9                                             Responsibility Disclaimed

The Administrative Agent shall be under no liability or responsibility whatsoever as agent hereunder:

(a)                    to the Borrower or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Finance Party or Finance Parties of any of its or their obligations under any of the Credit Documents;

(b)                   to any Finance Party or Finance Parties as a consequence of any failure or delay in performance by, or any breach by, any Obligor of any of its obligations under any of the Credit Documents; or

(c)                    to any Finance Party or Finance Parties for any statements, representations or warranties in any of the Credit Documents or in any other documents contemplated hereby or thereby or in any other information provided pursuant to any of the Credit Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents or any other document contemplated hereby or thereby.

13.10                                      Indemnification

The Finance Parties agree to indemnify the Administrative Agent (to the extent not reimbursed by the Borrower) pro rata in accordance with their relative Exposures from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Credit Documents or any document contemplated hereby or thereby, except that no Finance Party shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

13.11                                      Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

(a)                    in making its decision to enter into this Agreement and to make its Pro Rata Share of the Credit Facility available to the Borrower, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Obligors and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)                   so long as any portion of the Credit Facility is being utilized by the Borrower, it will continue to make its own independent evaluation of the financial condition and affairs of the Obligors.

13.12                                      Successor Administrative Agent

Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrower and the Finance Parties. Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrower (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent on the date hereof or (y) for so long as a Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. If no successor Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Finance Parties and with the prior written consent of the Borrower (which consent shall not be required for so long as a Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank which has combined capital and reserves in excess of $250,000,000. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent, such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not in its capacity as a Finance Party) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not in its capacity as a Finance Party). After any retiring Administrative Agent’s resignation hereunder as the Administrative Agent, provisions of this Article 13 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

13.13                                      Delegation by Administrative Agent

With the prior approval of the Majority Lenders, the Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

13.14                                      Waivers and Amendments

(a)                    Subject to Sections 13.14(b) — (d), any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrower and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

(b)                   Notwithstanding Section 13.14(a), without the prior written consent of each Lender, no such amendment or waiver shall directly:

(i)                        increase the amount of the Credit Facility or the amount of the Individual Commitment of any Lender;

(ii)                     extend the Maturity Date;

(iii)                  extend the time for the payment of interest on Loans, forgive any portion of principal thereof, reduce the stated rate of interest thereon or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect of the Credit Facility;

(iv)                 change the percentage of the Lenders’ requirement to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;

(v)                    reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 6 or Article 7 of this Agreement;

(vi)                 permit any subordination of any of the Secured Obligations;

(vii)              release or discharge any Guarantee or, except as otherwise permitted pursuant to Section 13.20, the Security Documents, in whole or in part; or

(viii)           alter the terms of this Section 13.14.

(c)                    Notwithstanding Section 13.14(a), without the prior written consent of each Lender and each Qualified Risk Management Lender, no such amendment or waiver shall directly:

(i)                        change the percentage of the Lenders’ requirement to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;

(ii)                     permit any subordination of any of the Secured Obligations;

(iii)                  release or discharge any Guarantee or, except as otherwise permitted pursuant to Section 13.20, the Security Documents, in whole or in part;

(iv)                 alter the terms of this Section 13.14;

(v)                    amend the definitions of “Common Risk Management Agreements”, “Enforcement Date”, “Exposure”, “Finance Documents”, “Finance Parties”, “Hedging Policy”, “Qualified Affiliate”, “Qualified Risk Management Lender”, “Risk Management Agreements” or “Secured Obligations”; or

(vi)                 change the ability of a Qualified Risk Management Lender to close out or terminate a Risk Management Agreement or the ability to net or set-off; or

(vii)              amend or waive Section 10.2(d) or (e), Section 12.3, Section 13.21, Section 13.22, Section 13.24 or Schedule H.

(d)                   No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent shall be effective without the prior written consent of the Administrative Agent.

13.15                                      Determination by Administrative Agent Conclusive and Binding

Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this Agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error. The Obligors are entitled to assume that any action taken by the Administrative Agent under or in connection with any Credit Document has been appropriately authorized by the Lenders or the Majority Lenders, as the case may be, pursuant to the terms hereof.

13.16                                      Adjustments among Lenders after Acceleration

(a)                    The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 12.1 or after the cancellation or termination of the Credit Facility, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 13.16, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

(b)                   The Lenders agree that, at any time after all indebtedness of the Borrower to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 12.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrower under this Agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Lenders under the Credit Documents, which are to be applied against amounts owing hereunder as principal, will be so applied in a manner such that to the extent possible, the availments made available by the Lenders which remain outstanding, after giving effect to such application, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to the cancellation of termination thereof immediately prior to such acceleration, cancellation or termination.

(c)                    For greater certainty, the Lenders acknowledge and agree that without limiting the generality of the provisions of Section 13.16(a) and (b), such provisions will have application if and whenever any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise), other than on account of any monies owing or payable by the Borrower to it under the Finance Documents in excess of its pro rata share of payments on account of monies owing by the Borrower to all the Finance Parties thereunder.

(d)                   The Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Lenders pursuant to this Section 13.16.

13.17                                      Redistribution of Payment

If a Lender shall receive payment of a portion of the aggregate amount of principal and interest due to it hereunder including by way of set off pursuant to Section 12.3 which is greater than the proportion received by any other Lender in respect of the aggregate amount of principal and interest due in respect of the Credit Facility (having regard to the respective Individual Commitments of the Lenders), the Lender receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding credit of the other Lender or Lenders so that the respective receipts shall be pro rata to their respective participation in the credits; provided, however, that if all or part of such proportionately greater payment received by such purchasing Lender shall be recovered from the Borrower, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Lender or Lenders to the extent of such recovery, but without interest.

13.18                                      Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders; provided, however, that a copy of any such notice delivered at any time during the continuance of an Event of Default shall be delivered by the Administrative Agent to each of the Finance Parties.

13.19             Other Security Not Permitted.  None of the Finance Parties shall be entitled to enjoy any Lien with respect to any of the Secured Assets other than the Security.

13.20             Discharge of Security.  To the extent a sale or other disposition of the Secured Assets is permitted pursuant to the provisions hereof, the Finance Parties hereby authorize the Administrative Agent, at the cost and expense of the Borrower, to execute such discharges and other instruments which are necessary for the purposes of releasing and discharging the Security therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded or for the purpose of more fully and effectively carrying out the provisions of this Section 13.20.

13.21             Determination of Exposures.  Concurrent with any request for any approval or instructions of the Majority Lenders during the continuance of an Event of Default and prior to any distribution of Cash Proceeds of Realization to the Finance Parties, the Administrative Agent shall request each Finance Party to provide to the Administrative Agent a written calculation of such Finance Party’s Exposure, each such calculation to be certified true and correct by the Finance Party providing same. Each Finance Party shall so provide such calculation within two Banking Days following the request of the Administrative Agent. Any such calculation provided by a particular Finance Party shall, absent manifest error, constitute prima facie evidence of such Finance Party’s Exposure at such time. With respect to each determination of the Exposure of the Finance Parties, the Administrative Agent shall promptly notify the Finance Parties. For the purposes of determining a particular Finance Party’s Exposure:

(a)                    the Exposure of a Finance Party under any Credit Documents shall be the aggregate amount (expressed in United States dollars) owing to such Finance Party thereunder on such date;

(b)                   the Exposure of a Qualified Risk Management Lender in respect of Common Risk Management Agreements shall be measured as the net exposure of such Qualified Risk Management Lender under all Common Risk Management Agreements with the Borrower to which such Qualified Risk Management Lender is a party, being the aggregate exposure of such Qualified Risk Management Lender thereunder less the aggregate exposure of the Borrower thereunder; the exposure of party to a Common Risk Management Agreement shall be, in the case of a Common Risk Management Agreement which has not been terminated as of such date, the total amount which would be owing to such party by the other party under such Common Risk Management Agreement in the event of the early termination as of such date of such Common Risk Management Agreement as a result of the occurrence of a default, event of default or termination event (however specified or designated) with respect to such party thereunder or, in the case of a Common Risk Management Agreement which has been terminated as of such date, the total amount which is owing to such party by the other party under such Common Risk Management Agreement, in each case expressed in United States dollars;

(c)                    any amount of Secured Obligations of the Borrower denominated in Canadian dollars shall be expressed as the U.S. Dollar Equivalent thereof; and

(d)                   the Exposure of the Administrative Agent, for the purposes of Section 13.24(b)(iii) and for no other purposes, shall not include the amounts distributed pursuant to Sections 13.24(b)(i) and (ii).

13.22                                      Decision to Enforce Security.  Upon the Security becoming enforceable in accordance with its terms, the Administrative Agent shall promptly so notify each of the Finance Parties. Any Lender or any Qualified Risk Management Lender may thereafter provide the Administrative Agent with a written request to enforce the Security. Forthwith after the receipt of such a request, the Administrative Agent shall seek the instructions of the Majority Lenders as to whether the Security should be enforced and the manner in which the Security should be enforced. In seeking such instructions, the Administrative Agent shall submit a specific proposal to the Finance Parties. From time to time, any Lender or any Qualified Risk Management Lender may submit a proposal to the Administrative Agent as to the manner in which the Security should be enforced and the Administrative Agent shall submit any such proposal to the Finance Parties for approval of the Majority Lenders. The Administrative Agent shall promptly notify the Finance Parties of all instructions and approvals of the Majority Lenders. If the Majority Lenders instruct the Administrative Agent to enforce the Security, each of the Finance Parties agree to accelerate the Secured Obligations owed to it to the extent permitted under the relevant Finance Document and in accordance with the relevant Finance Document.

13.23                                      Enforcement.  The Administrative Agent reserves the sole right to enforce, or otherwise deal with, the Security and to deal with the Obligors in connection therewith; provided, however, that the Administrative Agent shall so enforce, or otherwise deal with, the Security as the Majority Lenders shall instruct.

13.24                                      Application of Cash Proceeds of Realization.

(a)                    All Proceeds of Realization not in the form of cash shall be forthwith delivered to the Administrative Agent and disposed of, or realized upon, by the Administrative Agent in such manner as the Majority Lenders may approve so as to produce Cash Proceeds of Realization.

(b)                   Subject to the claims, if any, of secured creditors of the Obligors whose security ranks in priority to the Security, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Finance Parties shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:

(i)                        firstly, to the payment of all reasonable costs and expenses incurred by the Administrative Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Security Documents and Guarantees and in payment of all of the remuneration of any Receiver and all costs and expenses properly incurred by such Receiver (including, without limitation, all legal fees and disbursements) in the exercise of all or any powers granted to it under the Security Documents;

(ii)                     secondly, in payment of all amounts of money borrowed or advanced by the Administrative Agent or such Receiver pursuant to the Security Documents and any interest thereon;

(iii)                  thirdly, to the payment of the Secured Obligations of the Borrower (including holding as cash collateral to be applied against Secured Obligations of the Borrower which have not then matured) to the Finance Parties pro rata in accordance with their relative Exposures; and

(iv)                 the balance, if any, in accordance with Applicable Law.

13.25                                      Collective Action of the Lenders.  Each of the Finance Parties hereby acknowledges that to the extent permitted by Applicable Law, any collateral security and the remedies provided under the Credit Documents to the Finance Parties are for the benefit of the

Finance Parties collectively and acting together and not severally and further acknowledges that its rights hereunder and under any collateral security are to be exercised not severally, but by the Administrative Agent upon the decision of the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Credit Documents). Accordingly, notwithstanding any of the provisions contained herein or in any collateral security, each of the Finance Parties hereby covenants and agrees that it shall not be entitled to take any action hereunder or thereunder including, without limitation, any declaration of default hereunder or thereunder but that any such action shall be taken only by the Administrative Agent with the prior written agreement of the Majority Lenders (or such other number or percentage of the Lenders as shall be expressly provided for in the Credit Documents). Each of the Finance Parties hereby further covenants and agrees that upon any such written agreement being given, it shall co-operate fully with the Administrative Agent to the extent requested by the Administrative Agent. Notwithstanding the foregoing, in the absence of instructions from the Finance Parties and where in the sole opinion of the Administrative Agent, acting reasonably and in good faith, the exigencies of the situation warrant such action, the Administrative Agent may without notice to or consent of the Finance Parties take such action on behalf of the Lenders as it deems appropriate or desirable in the interest of the Finance Parties.

13.26             Survival.  The provisions of this Article 13 and all other provisions of this Agreement which are necessary to give effect to each of the provisions of this Article 13 shall survive the permanent repayment in full of the Credit Facility and the termination of all of the commitments of the Lender in connection therewith until such time as all of the Secured Obligations of the Borrower have been repaid in full and all of the commitments of the Finance Parties in connection therewith have been terminated.

ARTICLE 14
MISCELLANEOUS

14.1                                             Notices

Except as provided below, all notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer or other responsible employee of the addressee or sent by telefacsimile, charges prepaid, at or to the applicable address or telefacsimile number, as the case may be, set out opposite the party’s name below or to such other address or addresses or telefacsimile number or numbers as any party hereto may from time to time designate to the other parties in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any communication which is transmitted by telefacsimile as aforesaid shall be deemed to have been validly and effectively given on the date of transmission if such date is a Banking Day and such transmission was received before 4:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of transmission.

Each party hereto agrees that all information, orders, and instructions that may arise as a result of this Agreement and amendments hereto can be sent to any other party hereto via e-mail. Each party hereto is authorized to send information to any e-mail address that any other party hereto has previously given the Administrative Agent in writing or of which they are aware from e-mail communication with the other parties. The Borrower further authorizes the Administrative Agent to communicate via e-mail with third parties who are likewise affected by the services provided by the Administrative Agent. In all instances (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgement), except that if such notice of other communication is not sent prior to 4:00 p.m. (Toronto time), such notice or communication shall be deemed to have been sent prior to 4:00 p.m. (Toronto time) on the next Banking Day and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its e-mail address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor. The Administrative Agent is entitled to assume that all orders and instructions e-mailed by the Borrower or a third party designated in writing by the Borrower within the scope of this Agreement or amendments hereto are from an individual authorized to give such orders or instructions, irrespective of the existing signatory rights in accordance with the commercial register or the specimen signatures. The parties hereto are aware of the following risks of exchanging information electronically:

(a)                    unencrypted information is transported over an open, publicly accessible network and can, in principle, be viewed by others, thereby allowing conclusions to be drawn about an existing banking relationship;

(b)                   information can be changed by a third-party;

(c)                    the identity of the sender (email address) can be assumed or otherwise manipulated; and

(d)                   the exchange of information can be delayed or interrupted due to transmission errors, technical faults, interruptions, malfunctions, illegal interventions, network overload, the malicious blocking of electronic access by third parties, or other shortcomings on the part of the network provider. Time-critical orders and instructions might not be processed in due time. Therefore, the parties hereto are advised to use another suitable means of communication for these types of orders and instructions.

In the case of the Borrower:	Lake Shore Gold Corp.
Suite 2000
181 University Avenue
Toronto, Ontario M5H 3M7
	Attention:	Chief Financial Officer
	Telefax:	(416) 703-7764
	Email:	mstifano@lsgold.com

In the case of the Lender:	UniCredit AG
Arabellastr. 14
D-81925 Munich
GermanyiCredit AG
	Attention:	Project & Commodity Finance, Bettina Dittmer / Christoph Zinβer
	Telefax:	49 89 378 29117
	Email:	bettina.dittmer@unicreditgroup.de / christoph.zinsser@unicreditgroup.de

In the case of the Administrative Agent:	UniCredit AG
Arabellastr. 14
D-81925 Munich
GermanyiCredit AG
	Attention:	Project & Commodity Finance, Bettina Dittmer / Christoph Zinβer
	Telefax:	49 89 378 29117
	Email:	bettina.dittmer@unicreditgroup.de / christoph.zinsser@unicreditgroup.de

14.2                                             Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

14.3                                             Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

14.4                                             Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

14.5                                             Assignment

(a)                    Neither the Credit Documents nor the benefit thereof may be assigned by any Obligor.

(b)                   A Lender may at any time sell to one or more other persons (“Participants”) participating interests in any credit outstanding hereunder, any commitment of such Lender hereunder or any other interest of the Lender hereunder. In the event of any such sale by a Lender of a participating interest to a Participant, such Lender’s obligations under this Agreement to the Borrower shall remain unchanged, such Lender shall remain solely responsible for the performance thereof and the Borrower shall continue to be obligated to such Lender in connection with such Lender’s rights under this Agreement. The Borrower agrees that if amounts outstanding under this Agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this Agreement to the same extent as if the amount of its participating interest were owing directly to it as the relevant Lender under this Agreement. The Borrower also agrees that each Participant shall be entitled to the benefits of Article 7 with respect to its participation hereunder and for the purposes of Article 7 such Participant shall be deemed to be a Lender to the extent of such participation, provided, that such Participant shall have complied with obligations of a Lender provided in Article 7 and that no Participant shall be entitled to receive any greater amount pursuant to such Article than the relevant Lender would have been entitled to receive in respect of the amount of the participation transferred by the relevant Lender to such Participant had no such transfer occurred.

(c)                    With the prior written consent of (x) the Administrative Agent and (y) at any time that no Default has occurred and is continuing, the Borrower (provided, however, that if the Borrower does not respond to a request for its consent to any such sale within five Banking Days of such receipt, the Borrower shall be deemed to have consented thereto), a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents to one or more Persons (“Purchasing Lenders”). For certainty, no consent shall be required for (x) any sale by a Lender to another Lender or by a Lender to any of its Affiliates or (y) any pledge by a Lender to the Federal Reserve Bank of such Lender’s interest hereunder. Upon such sale, the relevant Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased. Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of $3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to specific Individual Commitment with respect to the Credit Facility and a specific address and telefacsimile number for the purpose of notices as provided in Section 14.1 and unless and until the requisite consents to such assignment have been obtained, unless and until a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent and the Borrower. Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment with respect to the Credit Facility, address and telefacsimile number as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitments of the Purchasing Lender with respect to the Credit Facility.

(d)                   The Borrower authorizes the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee or any professional advisor of any Transferee or prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Obligors which has been delivered to them by or on behalf of the Borrower pursuant to this Agreement or which has been delivered to them by or on behalf of the Borrower in connection with their credit evaluation of the Obligors prior to becoming a party to this Agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law and authorizes each of the Lenders to disclose to any other Lender and to any Person where disclosure is required by law, regulation, legal process or regulatory authority (for certainty under any circumstance and not solely in connection with assignment of rights).

(e)                    Register. The Administrative Agent shall maintain at one of its offices a copy of each assignment delivered to it pursuant to Section 14.5(c) and a register for the recordation of the names and addresses of the Lenders, and the Individual Commitments of, and principal amounts of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive, absent manifest error, and the Borrower, the Administrative Agent and the Lenders may treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

14.6                                             Entire Agreement

This Agreement and the agreements referred to herein and delivered pursuant hereto (including, without limitation, the Fee Letter) constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

14.7                                             Further Assurances

The Borrower shall, and shall cause each Guarantor to, from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the opinion of the Administrative Agent for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant hereto or thereto and such additional security, legal opinions, consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions and negotiable documents of title in connection with the property and assets of the Obligors, in form and substance satisfactory to the Administrative Agent, as the Administrative Agent may from time to time request, to ensure (i) that all Secured Assets are subject to a Lien in favour of the Administrative Agent and (ii) the intended first ranking priority of such Liens.

14.8                                             Judgment Currency

(a)                    If, for the purpose of obtaining or enforcing judgment against the Borrower in any court in any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 14.8 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 14.8 referred to as the “Indebtedness Currency”) under this Agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)                        the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

(ii)                     the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 14.8(a)(ii) being hereinafter in this Section 14.8 referred to as the “Judgment Conversion Date”).

(b)                   If, in the case of any proceeding in the court of any jurisdiction referred to in Section 14.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the Borrower shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)                    Any amount due from the Borrower under the provisions of Section 14.8(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

(d)                   The term “rate of exchange” in this Section 14.8 means the noon spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

14.9                                             Titles

For certainty, the Persons named herein as “Lead Arranger” shall have no responsibilities or obligations hereunder in its capacity as such.

14.10                                      Confidentiality.

Each Finance Party agrees to use commercially reasonable efforts to ensure that financial statements or other information relating to the Obligors which may be delivered to it pursuant to this Agreement and which are not publicly filed or otherwise made available to the public generally will be treated confidentially by such Finance Party and that such financial statements or other information will not, except with the written consent of the Borrower, be distributed or otherwise made available by any Finance Party to any Person other than its affiliates or its directors, officers, employees, authorized agents, counsel, auditors or other representatives (provided the other representatives have agreed or are under a duty to keep all information confidential) who that Finance Party considers appropriate to have such information. Each Finance Party is authorized to deliver a copy of any financial statements or any other information which may be delivered to it pursuant to this Agreement, to (i) another Finance Party, (ii) any actual or potential Transferee provided prior written notice is given to the Borrower and the Transferee agrees to keep all such information confidential, (iii) any Official Body having jurisdiction over such Finance Party in order to comply with any applicable law, regulation or legal process and (iv) any international numbering service provider as set out in Schedule J; provided, however, that the foregoing confidentiality provisions shall not apply to information which is already known to the relevant Finance Party at the time of disclosure or is lawfully obtained by such Finance Party after disclosure.

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IN WITNESS WHEREOF the parties hereto have executed and delivered this Agreement on the date first written above.

LAKE SHORE GOLD CORP.

By:	/s/ Mario Stifano
Mario Stifano
CFO

By:	/s/ Alasdair Federico
Alasdair Federico
General Counsel & Corp Secretary

UNICREDIT BANK AG, as Administrative Agent

By:	/s/ Frank Biburger	/s/ Bettina Dittmer
	Frank Biburger	Bettina Dittmer
	Director	Director

UNICREDIT BANK AG, as Lender

By:	/s/ Frank Biburger	/s/ Bettina Dittmer
	Frank Biburger	Bettina Dittmer
	Director	Director

SCHEDULE A
LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitments
UniCredit Bank AG	$50,000,000

SCHEDULE B
COMPLIANCE CERTIFICATE

TO:                                               UniCredit Bank AG, as Administrative Agent

I,                                       , the [senior financial officer] of Lake Shore Gold Corp. (the “Borrower”), hereby certify that:

1.                          I am the duly appointed [senior financial officer] the Borrower named in the credit agreement made as of February 24, 2011, as amended (the “Credit Agreement”) between the Borrower, the Lenders named therein and UniCredit Bank AG, as administrative agent of the Lenders and as such I am providing this Certificate for and on behalf of the Borrower pursuant to the Credit Agreement.

2.                          I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 9, Article 10 and Article 12 therein.

3.                          To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending                                             , the amounts and financial ratios as contained in Sections 10.1(n), (o), (p) and (q) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:

Actual
	Amount or	Required Amount or
	Percentage	Percentage
(a) Total Indebtedness to Tangible Net Worth Ratio		<0.25:1
(b) (1)Leverage Ratio		<3.00:1
(c) Current Ratio		>1.10:1
(d) Reserve Tail Ratio		>30%

The attached calculation worksheet as at the relevant period ending                      accurately sets out the information therein contained.

4.                          Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

(1) From and including the Fiscal Quarter ending September 30, 2011.

DATED this                day of                               , 20      .

(Signature)

(Name - please print)

(Title of Senior Financial Officer)

CALCULATION WORKSHEET

Following the definitions and calculations more fully defined in the Credit Agreement:

1.             Total Indebtedness to Tangible Net Worth

Tangible Net Worth:

Equity as of financial statements dated [ ]	U.S.$
Less:
Goodwill and other Intangible Assets	U.S.$( )
Tangible Net Worth	U.S.$ (A)

Indebtedness:
[itemize]		U.S.$ (B)
Reimbursement Obligations in respect of any letters of credit, letter of guarantee or surety bond (to extent fully defeased by cash collateral)	U.S. $ (C)
Total Indebtedness (B - C)	U.S. $ (D)

Total Indebtedness to Tangible Net Worth	<*>:1 (D:A)
Minimum Requirement	0.25:1

2.             Leverage Ratio

Net Indebtedness:

Total Indebtedness		U. S. $ (D)
Cash (2)	U.S. $ (E)
Net Indebtedness (D - E)	U.S. $ (F)

(2) For certainty, any Cash at any particular time that constitutes cash collateral for the purposes of clause (iv) of the definition of “Indebtedness” (i.e. Reimbursement Obligations in respect of any letters of credit, letter of guarantee or surety bond) shall not constitute Cash for the purposes of determining Net Indebtedness at such time.

Rolling EBITDA:

EBITDA	U.S. $ (G)
Rolling Permitted Acquisition	U.S. $ (H)
EBITDA
Rolling EBITDA (G+H)	U.S. $ (I)

Leverage Ratio (Actual)	U.S. $ (F:I)
Minimum Requirement	3.00:1

3.             Current Ratio

Current Assets	U.S. $ (J)
Current Liabilities	U.S. $ (K)
Current Ratio (Actual)	U.S. $ (J:K)
Minimum Requirement	1.10:1

4.             Reserve Tail Ratio

Current Forecasted Contained Gold from Proven and Probable Reserves from Maturity Date through remainder of Life of Mine	ounces (L)

Remaining Proven and Probable Reserves for Contained Gold to be produced from the Projects for the Life of Mine	ounces (M)

Reserve Tail Ratio (Actual)	(L/M)

Minimum Requirement	30%

SCHEDULE C
FORM OF ASSIGNMENT

Dated                     , 20

Reference is made to the Credit Agreement made as of February 24, 2011, as amended (the “Credit Agreement”) between Lake Shore Gold Corp., as borrower, the Lenders named therein and UniCredit Bank AG, as administrative agent of the Lenders (in that capacity, the “Administrative Agent”). Terms defined in the Credit Agreement are used herein as therein defined.

                                             (the “Assignor”) and                                      (the “Assignee”) agree as follows:

(a)           The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a         % interest in and to all of the Assignor’s rights and obligations under the Credit Agreement as it relates to the Credit Facility as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment with respect to the Credit Facility as in effect on the Effective Date, the credit extended by the Assignor under the Credit Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents as it relates to the Credit Facility).

(b)           The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the Credit Facility is $                     (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Credit Facility is $                     (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Obligor or the performance or observance by the Obligors of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent and the Borrower of the assignment to the Assignee hereunder.

(c)           The effective date of this Assignment (the “Effective Date”) shall be the later of                      and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrower and the Administrative Agent in accordance with Section 14.5(c) of the Credit Agreement.

(d)           The Assignee hereby agrees to the specific Individual Commitment of $                     with respect to the Credit Facility and to the address, telefacsimile number and email address set out after its name on the signature page hereof for the purpose of notices as provided in Section 14.1 of the Credit Agreement.

(e)           As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

(f)            The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]

By:
Title:

[ASSIGNEE]

By:
Title:

Address

Attention:
Telefax:
Email:

Acknowledged and agreed to as of this                          day of                         , 20          .

UNICREDIT BANK AG, as Administrative Agent

By:
Name:
Title:

Acknowledged and agreed to as of this                      day of                               , 20          .

3LAKE SHORE GOLD CORP.

By:
Name:
Title:

3 Only required, inter alia, if no Default has occurred and is continuing.

SCHEDULE D
FORM OF DRAWDOWN NOTICE

TO:	UniCredit Bank AG
Hypo Haus Ost, Arabellastr. 14 Munich, Germany D-81925

	Attention:	Ermese Piesskalla / Michael Gschwaendler
	Telefax:	49 89 378 26162
	Email:	loansadmin@unicreditgroup.de

With a copy to: UniCredit AG Arabellastr. 14 D-81925 Munich GermanyiCredit AG

	Attention:	Project & Commodity Finance, Bettina Dittmer / Christoph ZinBer
	Telefax:	49 89 378 29117
	Email:	bettina.dittmer@unicreditgroup.de / christoph.zinsser@unicreditgroup.de

RE:

Credit Agreement made as of February 24, 2011 (the “Credit Agreement”) between Lake Shore Gold Corp., as borrower, the Lenders named therein and UniCredit Bank AG, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the Credit Facility on [date of drawdown] as follows:

Currency & Principal Amount:

Interest Period:

[You are hereby irrevocably authorized and directed to pay the proceeds of the drawdown to                                and this shall be your good and sufficient authority for so doing.]

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DATED the                day of                               , 20      .

LAKE SHORE GOLD CORP.

By:
Name:
Title:

SCHEDULE E
FORM OF ROLLOVER NOTICE

TO:	UniCredit Bank AG Hypo Haus Ost, Arabellastr. 14 Munich, Germany D-81925

	Attention:	Ermese Piesskalla / Michael Gschwaendler
	Telefax:	49 89 378 26162
	Email:	loansadmin@unicreditgroup.de

With a copy to: UniCredit AG Arabellastr. 14 D-81925 Munich GermanyiCredit AG

	Attention:	Project & Commodity Finance, Bettina Dittmer / Christoph Zinßer
	Telefax:	49 89 378 29117
	Email:	bettina.dittmer@unicreditgroup.de / christoph.zinsser@unicreditgroup.de

RE:

Credit Agreement made as of February 24, 2011 (the “Credit Agreement”) between Lake Shore Gold Corp., as borrower, the Lenders named therein and UniCredit Bank AG, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the Credit Facility on [date of rollover] as follows:

Maturity Date of Maturing Loan
Principal Amount of Maturing Loan	$
Portion Thereof to be Replaced	$
Interest Period of New Loan	months

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the                day of                               , 20      .

LAKE SHORE GOLD CORP.

By:
Name:
Title:

SCHEDULE F
CORPORATE STRUCTURE

SCHEDULE G
APPLICABLE RATES

Level	Leverage Ratio	Loan interest rate margin
I	<1.00 to 1	3.50% per annum
II	> to 1.00 to 1 and <1.50 to 1	3.75% per annum
III	> 1.50 to 1 and <2.00 to 1	4.00% per annum
IV	> 2.00 to 1 and <2.50 to 1	4.25% per annum
V	> 2.50 to 1	4.50% per annum

SCHEDULE H
QUALIFIED AFFILIATE INSTRUMENT OF ADHESION

TO:	UNICREDIT BANK AG, as Administrative Agent

AND TO:	THE OTHER PARTIES TO THE CREDIT AGREEMENT REFERRED TO BELOW

Reference is made to the credit agreement dated as of February 24, 2011 by and among, Lake Shore Gold Corp., as Borrower, the Lenders who may from time to time be parties thereto, and UniCredit Bank AG, as Administrative Agent (such credit agreement, as amended, modified, supplemented, replaced or restated from time to time, being the “Credit Agreement”. The terms defined therein and not otherwise defined herein being used herein as therein defined).

WHEREAS the Credit Agreement provides that an Affiliate of a Lender may become a Qualified Affiliate under the Credit Agreement if it executes this instrument and delivers it to the Administrative Agent;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the undersigned, the undersigned hereby represents, warrants and covenants as follows:

1.                                       By executing this instrument, the undersigned hereby covenants and agrees to be bound by the terms and conditions of the Credit Agreement as a Qualified Affiliate, including all amendments, supplements and additions thereto, deletions therefrom and restatements thereof, solely as relates to the terms and conditions set forth in Article 13 of the Credit Agreement.

2.                                       The undersigned hereby acknowledges that it has been provided with a copy of the Credit Agreement.

DATED this                day of                               ,               .

[INSERT NAME OF QUALIFIED AFFILIATE]

By:
Name:
Title:

SCHEDULE I
SECURITY DOCUMENTS

1.                          General security agreement to be made by the Borrower in favour of the Administrative Agent.

2.                          Debenture to be made by the Borrower in favour of the Administrative Agent.

3.                          Debenture Delivery Agreement to be made by the Borrower in favour of the Administrative Agent.

4.                          General security agreement to be made by West Timmins in favour of the Administrative Agent.

5.                          Debenture to be made by West Timmins in favour of the Administrative Agent.

6.                          Debenture Delivery Agreement to be made by West Timmins in favour of the Administrative Agent.

SCHEDULE J
INTERNATIONAL NUMBERING SERVICE PROVIDER

1.1                    Disclosure to numbering service providers

(a)                     Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Credit Facility and/or one or more Obligors the following information:

(i)                       names of Obligors;

(ii)                    country of domicile of Obligors;

(iii)                 place of incorporation of Obligors;

(iv)                date of this Agreement;

(v)                   the names of the Administrative Agent and the Lead Arranger;

(vi)                date of each amendment and restatement of this Agreement;

(vii)             amount of Total Commitment Amount;

(viii)          currencies of the Credit Facility;

(ix)                  type of Credit Facility;

(x)                     ranking of Credit Facility;

(xi)                  final maturity date for Credit Facility;

(xii)               changes to any of the information previously supplied pursuant to paragraphs (i) to (xi) above; and

(xiii)            such other information agreed between such Finance Parties and the Borrower,

to enable such numbering service provider to provide its usual syndicated loan numbering services

(b)                    The parties acknowledge and agree that each identification number assigned to this Agreement, the Credit Facility and/or one or more Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(c)                     The Administrative Agent shall notify the Borrower and the other Finance Parties of:

(i)                       the name of any numbering service provider appointed by the Administrative Agent in respect of this Agreement, the Credit Facility and/or one or more Obligors; and

(b)                   the number or, as the case may be, numbers assigned to this Agreement, the Credit Facility and/or one or more Obligors by such numbering service provider.

SCHEDULE K
MANDATORY COST FORMULAE

1                             The Mandatory Cost is an addition to the interest rate to compensate Lenders for the cost of compliance with (a) the requirements of the Bank of England and/or the Financial Services Authority (or, in either case, any other authority which replaces all or any of its functions) or (b) the requirements of the European Central Bank.

2                             On the first day of each Interest Period (or as soon as possible thereafter) the Administrative Agent shall calculate, as a percentage rate, a rate (the Additional Cost Rate) for each Lender, in accordance with the paragraphs set out below. The Mandatory Cost will be calculated by the Administrative Agent as a weighted average of the Lenders’ Additional Cost Rates (weighted in proportion to the percentage participation of each Lender in the relevant Loan) and will be expressed as a percentage rate per annum.

3                             The Additional Cost Rate for any Lender lending from a Facility Office in a Participating Member State will be the percentage notified by that Lender to the Administrative Agent. This percentage will be certified by that Lender in its notice to the Administrative Agent to be its reasonable determination of the cost (expressed as a percentage of that Lender’s participation in all Loans made from that Facility Office) of complying with the minimum reserve requirements of the European Central Bank in respect of loans made from that Facility Office. A Participating Member State means any member state of the European Communities that adopts or had adopted the euro as its lawful currency in accordance with legislation of the European Union relating to the European Monetary Union.

4                             The Additional Cost Rate for any Lender lending from a Facility Office in the United Kingdom will be calculated by the Administrative Agent as follows:

E x 0.01	per cent per annum.
300

Where:

E         is designed to compensate Lenders for amounts payable under the Fees Rules and is calculated by the Administrative Agent as being the average of the most recent rates of charge supplied by the Reference Banks to the Administrative Agent pursuant to paragraph 6 below and expressed in pounds per 1,000,000.

5                             For the purposes of this Schedule:

(a)       Special Deposits has the meaning given to it from time to time under or pursuant to the Bank of England Act 1998 or (as may be appropriate) by the Bank of England;

(b)       Fees Rules means the rules on periodic fees contained in the FSA Supervision Manual or such other law or regulation as may be in force from time to time in respect of the payment of fees for the acceptance of deposits;

(c)       Fee Tariffs means the fee tariffs specified in the Fees Rules under the activity group A. 1 Deposit acceptors (ignoring any minimum fee or zero rated fee required pursuant to the Fees Rules but taking into account any applicable discount rate); and

(d)       Tariff Base has the meaning given to it in, and will be calculated in accordance with, the Fees Rules.

6                             If requested by the Administrative Agent, each Reference Bank shall, as soon as practicable after publication by the Financial Services Authority, supply to the Administrative Agent, the rate of charge payable by that Reference Bank to the Financial Services Authority pursuant to the Fees Rules in respect of the relevant financial year of the Financial Services Authority (calculated for this purpose by that Reference Bank as being the average of the Fee Tariffs applicable to that Reference Bank for that financial year) and expressed in pounds per 1,000,000 of the Tariff Base of that Reference Bank.

7                             Each Lender shall supply any information required by the Administrative Agent for the purpose of calculating its Additional Cost Rate. In particular, but without limitation, each Lender shall supply the following information on or prior to the date on which it becomes a Lender:

(a)       the jurisdiction of its Facility Office; and

(b)       any other information that the Administrative Agent may reasonably require for such purpose.

Each Lender shall promptly notify the Administrative Agent of any change to the information provided by it pursuant to this paragraph.

8                             The rates of charge of each Reference Bank for the purpose of E above shall be determined by the Administrative Agent based upon the information supplied to it pursuant to paragraphs 6 and 7 above and on the assumption that, unless a Lender notifies the Administrative Agent to the contrary, each Lender’s obligations in relation to cash ratio deposits and Special Deposits are the same as those of a typical bank from its jurisdiction of incorporation with a Facility Office in the same jurisdiction as its Facility Office.

9                             The Administrative Agent shall have no liability to any person if such determination results in an Additional Cost Rate which over or under compensates any Lender and shall be entitled to assume that the information provided by any Lender or Reference Bank pursuant to paragraphs 3, 6 and 7 above is true and correct in all respects.

10                       The Administrative Agent shall distribute the additional amounts received as a result of the Mandatory Cost to the Lenders on the basis of the Additional Cost Rate for each Lender based on the information provided by each Lender and each Reference Bank pursuant to paragraphs 3, 6 and 7 above.

11                       Any determination by the Administrative Agent pursuant to this Schedule in relation to a formula, the Mandatory Cost, an Additional Cost Rate or any amount payable to a Lender shall, in the absence of manifest error, be conclusive and binding on all Parties.

The Administrative Agent may from time to time, after consultation with the Borrower and the Lenders, determine and notify to all parties any amendments which are required to be made to this Schedule in order to comply with any change in law, regulation or any requirements from time to time imposed by the Bank of England, the Financial Services Authority or the European Central Bank (or, in any case, any other authority which replaces all or any of its functions) and any such determination shall, in the absence of manifest error, be conclusive and binding on all parties.

SCHEDULE L
HEDGING POLICY

1.                          All risk management activity shall be unmargined.

2.                          All risk management activity shall be entered into through standard ISDA documentation.

3.                          All risk management activity shall be entered into with the Qualified Risk Management Lenders.

4.                          No more than 70% of foreign exchange interest rate or projected payable gold from proven and probable reserves exposure in any Fiscal Quarter shall be hedged.

SCHEDULE M
MINING CLAIMS

See attached

Patents, Leases and Staked Mining Claims
as part of Lake Shore Gold’s holdings and/or Joint Ventures

		Mining Claim #		PCL #	PIN #	Formerly #’d	Owner	Ha	Acres	Expiry Date	Active
		P.19564	MRO	1420 SEC LC	65440-0118	499937	Lake Shore Gold Corp.	19.34	47.78
			SRO	19147 SEC SEC	65440-0038		Lake Shore Gold Corp.

		P.21980	MRO	1420 SEC LC	65440-0118	499936	Lake Shore Gold Corp.	14.54	35.94
			SRO	19148 SEC SEC	65440-0041		Lake Shore Gold Corp.

		P.21981	MRO	1420 SEC LC	65440-0118	499933	Lake Shore Gold Corp.	15.52	38.35			comprise Crown
			SRO	19149 SEC SEC	65440-0044		Lake Shore Gold Corp.			07/31/2027	yes	Mining Lease 104075

	PCL 1420 SEC	P.18751	MRO	1420 SEC LC	65440-0118	499938	Lake Shore Gold Corp.	27.13	67.03
	LC MRO		SRO	19150 SEC SEC	65440-0039		Lake Shore Gold Corp.

		P.18750	MRO	1420 SEC LC	65440-0118	499935	Lake Shore Gold Corp.	14.84	36.66
			SRO	19146 SEC SEC	65440-0042		Lake Shore Gold Corp.

		P.18749	MRO	1420 SEC LC	65440-0118	499934	Lake Shore Gold Corp.	17.43	43.07
			SRO	19145 SEC SEC	65440-0045		Lake Shore Gold Corp.
		P.9581	MRO & SRO	7060 SEC SEC	65440-0051	P.18391	Lake Shore Gold Corp.	19.34	47.8		yes
		P.9391	MRO & SRO	7059 SEC SEC	65440-0053	P.18390	Lake Shore Gold Corp.	15.74	38.9		yes
TIMMINS WEST		P.9580	MRO & SRO	4534 SEC SEC	65440-0059		Lake Shore Gold Corp.	15.34	37.9		yes
		P.9393	MRO & SRO	4408 SEC SEC	65440-0040		Lake Shore Gold Corp.	16.23	40.1		yes
		P.9392	MRO & SRO	4407 SEC SEC	65440-0043		Lake Shore Gold Corp.	14.33	35.4	no expiry	yes
		P.4039 T.C. 613	MRO & SRO	1694 SEC SEC	65440-0050		Lake Shore Gold Corp.	19.63	48.5	date as long	yes
			MRO	1714 SEC SEC	65440-0086		Lake Shore Gold Corp.	16.67	41.2	as tax	yes
		P.4227 T.C. 612	SRO	19126 SEC SEC	65440-0054		Lake Shore Gold Corp.			payments
		P.9389	MRO & SRO	7058 SEC SEC	65440-0060	P.18392	Lake Shore Gold Corp.	15.5	38.3	are made	yes
		P.9587	MRO & SRO	5788 SEC SEC	65440-0047	P.17773	Lake Shore Gold Corp.	18.74	46.3		yes
		P.9586	MRO & SRO	4404 SEC SEC	65440-0049		Lake Shore Gold Corp.	17.97	40.1		yes
		P.4040 T.C. 614	MRO & SRO	1695 SEC SEC	65440-0046		Lake Shore Gold Corp.	17.28	42.7		yes
		P.55902						15.22	37.62
		P.55903						18.72	46.27			comprise
	PCL 492 SEC LC	P.55904	MRO & SRO	492 SEC LC	65440-0052		Lake Shore Gold Corp.	18.11	44.74	07/31/2013	yes	Crown Mining
		P.55905						21.65	53.51			Lease 106634,
		P.55906						21.08	52.10			formerly Lease
		P.55907						4.99	12.32			No.102611

Patents, Leases and Staked Mining Claims
as part of Lake Shore Gold’s holdings and/or Joint Ventures

SCHMACHER	P1598SEC	P. 1502	MRO & SRO	1598 SEC SEC	65360-0030	The Canada Trust Company Schumacher, Fredrick William Estate of	64.952	160.5	11/29/2025	Yes
		Notice of Lease filed (Number CB22082) via Document General September 5, 2006

VOGEL	20011SEC	P.2106	MRO & SRO	20011 SEC SEC	65360-0031	Vogel, Mary	64.952	160.5		Yes
		Notice of Lease filed (Number CB14478) electronically December 21, 2005

		Claim No.	Mining District			Owner	Ha		Expiry Date	Active
		4211038	Porcupine			Lake Shore Gold	16		02-Jun-14	Yes
THUNDER CREEK		4211039	Porcupine			Lake Shore Gold	16		02-Jun-14	Yes
(TAT)		4211037	Porcupine			Lake Shore Gold	16		02-Jun-14	Yes
		4211040	Porcupine			Lake Shore Gold	16		02-Jun-14	Yes
BRISTOL		4247266	Porcupine			Lake Shore Gold	16		09-Nov-11	Yes

		P515775
		P515776
		P515777									Mining Lease Number
		P515778	MRO & SRO	1338 SEC LC	65360-0046	Lake Shore Gold Corp.	127.475	315	2025	Yes	107727
		P515779
		P515780
		P515781
		P515782
		P44696
		P44697	MRO	155 SEC LC	65360-0129	Lake Shore Gold Corp.			2027	Yes	Mining Lease Number
BELL CREEK		P44698									107916
		P44699					64.142	158.5
		P44696
		P44697	SRO	3539 SEC SEC	65360-0045	Lake Shore Gold Corp.				Yes

Patents, Leases and Staked Mining Claims
as part of Lake Shore Gold’s holdings and/or Joint Ventures

P44698
P44699
N 1/2 L11, C1	MRO	24055 SEC SEC	65360-0027	Lake Shore Gold Corp.	64.749	160	Yes
N 1/2 L11, C1	SRO	15504 SEC SEC	65360-0026	Lake Shore Gold Corp.			Yes
N 1/2 L10, C1	MRO	460 SEC SND	65360-0029	Lake Shore Gold Corp.	64.952	160.5	Yes
N 1/2 L10, C1	SRO	1755 SEC SEC	65360-0028	Lake Shore Gold Corp.			Yes

		Claim No.	Mining District	Lease No.	Responsible	Owner	Ha	Parcel No.	Expiry Date	Active
THUNDER CREEK	Staked Mining Claims	1159635	Porcupine		Lake Shore Gold	WTM			2014-Dec-18	yes
		1159636	Porcupine		Lake Shore Gold	WTM			2014-Dec-18	yes
		1159637	Porcupine		Lake Shore Gold	WTM			2014-Dec-18	yes
		1159638	Porcupine		Lake Shore Gold	WTM			2014-Dec-18	yes
		1159639	Porcupine		Lake Shore Gold	WTM			2014-Dec-18	yes
		1159640	Porcupine		Lake Shore Gold	WTM			2014-Dec-18	yes
		1159641	Porcupine		Lake Shore Gold	WTM			2014-Dec-18	yes
		1176341	Porcupine		Lake Shore Gold	WTM			2014-Feb-18	yes
		1177807	Porcupine		Lake Shore Gold	WTM			2014-May-13	yes
		1177808	Porcupine		Lake Shore Gold	WTM			2014-May-13	yes
		1177809	Porcupine		Lake Shore Gold	WTM			2014-May-13	yes
		1177811	Porcupine		Lake Shore Gold	WTM			2014-May-13	yes
		1177822	Porcupine		Lake Shore Gold	WTM			2014-Oct-04	yes
		1181409	Porcupine		Lake Shore Gold	WTM			2014-Feb-14	yes
		1181410	Porcupine		Lake Shore Gold	WTM			2014-Feb-14	yes
		1181413	Porcupine		Lake Shore Gold	WTM			2014-Feb-14	yes
		1181995	Porcupine		Lake Shore Gold	WTM			2014-Jun-22	yes
		1189528	Porcupine		Lake Shore Gold	WTM			2014-Jun-18	yes
		1189580	Porcupine		Lake Shore Gold	WTM			2014-Jan-08	yes
		1189592	Porcupine		Lake Shore Gold	WTM			2014-Jun-19	yes
		1189593	Porcupine		Lake Shore Gold	WTM			2014-Jun-22	yes
		1189886	Porcupine		Lake Shore Gold	WTM			2014-May-07	yes
		1193477	Porcupine		Lake Shore Gold	WTM			2014-May-04	yes
		1198803	Porcupine		Lake Shore Gold	WTM			2014-Feb-14	yes
		1198804	Porcupine		Lake Shore Gold	WTM			2014-Feb-14	yes
		1201162	Porcupine		Lake Shore Gold	WTM			2014-Jul-04	yes
		1203840	Porcupine		Lake Shore Gold	WTM			2014-Jul-21	yes
		1217601	Porcupine		Lake Shore Gold	WTM			2014-Nov-26	yes
		530884	Porcupine		Lake Shore Gold	WTM			2014-Oct-10	yes
		583234	Porcupine		Lake Shore Gold	WTM			2014-Oct-10	yes
		649964	Porcupine		Lake Shore Gold	WTM			2014-Mar-25	yes
		649965	Porcupine		Lake Shore Gold	WTM			2014-Mar-25	yes
		764945	Porcupine		Lake Shore Gold	WTM			2014-Apr-19	yes

		Claim No.	Mining District		Pin No.	Responsible	Owner	Ha	Lease No.	Expiry Date	Active
THUNDER CREEK	Leased	P495307	Porcupine	MRO		Lake Shore Gold	WTM		105809	2011-Jun-30	yes
		P495308	Porcupine	MRO	65440-0120	Lake Shore Gold	WTM		105809	2011-Jun-30	yes
		P495309	Porcupine	MRO		Lake Shore Gold	WTM		105809	2011-Jun-30	yes
THUNDER CREEK	Leased	P495307	Porcupine	SRO		Lake Shore Gold	WTM		108511	2011-Jun-30	yes
		P495308	Porcupine	SRO	65440-0132	Lake Shore Gold	WTM		108511	2011-Jun-30	yes
		P495309	Porcupine	SRO		Lake Shore Gold	WTM		108511	2011-Jun-30	yes

INTERESTS IN OR TO THE MINING CLAIMS

The below listed patented claims in connection with the Bell Creek properties are subject to a right of first refusal in favour in of GoldCorp Canada Ltd. and GoldCorp Inc. (together, the “GoldCorp Entities”), pursuant to a certain agreement granting purchase right of first refusal dated as of December 17, 2009 between the GoldCorp Entities and the Borrower.

PATENTED CLAIMS
Claim Number	Project Name	SRO / MRO PIN		Registered Owner	Expiry Date
P515775

P515776

P515777

P515778	Bell Creek	MRO & SRO	65360-0046	Lake Shore Gold Corp.	2025

P515779

P515780

P515781

P515782

P44696

P44697	Bell Creek	MRO	65360-0129	Lake Shore Gold Corp.	2027

P44698

P44699

P44696-444699	Bell Creek	SRO	65360-0045	Lake Shore Gold Corp.	2027
N 1/2 L11, C1
(Parcel 24055)		MRO	65360-0027
N 1/2 L11, C1
(Parcel 15504)	Bell Creek	SRO	65360-0026	Lake Shore Gold Corp.	2027
N 1/2 L10, C1
(Parcel 460)		MRO	65360-0029
N 1/2 L10, C1
(Parcel 1755)		SRO	65360-0028

ROYALTIES

PIN or Mining
Claim	Royalty Interest
PIN 65440-0086	1.5% net smelter returns royalty payable to Lome La Brash pursuant to a letter agreement dated July 29, 1996
PIN 65360-0030

2% net smelter returns royalty payable to The Canada Trust Company and Michael Finnell, both as Trustees of the Canadian Estate of Frederick William Schumacher pursuant to a Lease Indenture dated November 29, 2005

PIN 65360-0031	3% net smelter returns royalty payable to Mary Vogel pursuant to a Mining Lease dated July 1, 1994
PIN 65360-0046	10% net profits interest payable to Ralph Allerston pursuant to an agreement dated July 1, 1978
PIN 65360-0027	10% net profits interest payable jointly to Lawrence Carman Casselman, Carman Steven Casselman and Franklin Wood Fisher pursuant to an agreement dated January 18, 1980
PIN 65360-0029

10% net profits interest payable jointly to Duncan F. Prentice, Randy McLennan, John F. McLennan, Mrs. Agnes Robertson and the Trustee, St, Andrew’s Church, Williamstown, Ontario, pursuant to an agreement dated July 16. 1979

PIN 65360-0129	5% net smelter returns royalty payable to Enermark Inc., as successor in interest to Broulan Reef Mines Ltd., pursuant to an agreement dated January 8, 1980
PIN 65360-0046	2% net smelter returns royalty payable to Goldcorp Canada Ltd. and Goldcorp Inc. pursuant to a Royalty Agreement dated December 18, 2007
PIN 65360-0129
PIN 65360-0027
PIN 65360-0029
Mining Claims 1159635	1% net smelter returns royalty payable jointly to Jim Croxall and Dennis Miller pursuant to a letter agreement dated January 5, 1993
1159636
1159637
1159638
1159639
1159640
1159641
1176341
1177822
1181409
1201162
530884
583234
649964
649965
764945

P495307
P495308
P495309
Mining Claims	20% net smelter returns royalty payable jointly to Jim Croxall and Matti Kangas pursuant to a letter agreement dated January 5, 1993
1177807
1177808
1177809
1177811
1181410
1181413
1198803
1198804
Mining Claims	3% net smelter returns royalty payable jointly to Bruce Durham and Henry Hutteri pursuant to a letter agreement dated January 5, 1993
1181995
1189580
1189592
1189593
Mining Claim	3% net smelter returns royalty payable to Henry Hutteri pursuant to a letter agreement dated October 23, 1992
11189886

SCHEDULE N
GOLDCORP AGREEMENTS

1.             The net smelter return royalty agreement dated as of December 18, 2007 between the Borrower, Goldcorp Canada and Goldcorp (as successor to Kinross Gold Corporation).

2.             The amended and restated access agreement re: Florence Street made with effect as of June 17, 2009 and revised to include the Hydro Lease with effect as of December 17, 2009 between Goldcorp, Goldcorp Canada and the Borrower, as amended by an agreement made as of December 17, 2009.

3.             The access agreement re: Hallnor Road access made as of June 17, 2009 between Goldcorp, Goldcorp Canada and the Borrower, as amended by an amending agreement made as of December 17, 2009.

4.             The hydro line lease agreement made as of December 18, 2007 between Goldcorp Canada, Kinross Gold Corporation and the Borrower, as amended by the agreement with effect as of December 17, 2009 between Goldcorp, Goldcorp Canada and the Borrower and related termination agreement.

5.             The agreement made as of December 31, 2010 between Goldcorp Canada and the Borrower with respect to the discharge of the Bell Creek Tailing Facility (as defined therein) owned by the Borrower into the Owl Creek Pit (as defined therein).

6.             The agreement dated December 17, 2009 between Goldcorp Canada, Goldcorp and the Borrower granting Goldcorp Canada and Goldcorp a purchase right of first refusal.

7.             The memorandum of agreement dated December 2, 2007 between the Borrower, Goldcorp Canada and Her Majesty the Queen in Right of Ontario.

8.             The letter of authority dated December 10, 2007 from Her Majesty the Queen in Right of Ontario re: electrical distribution line location and maintenance, Crown lands, Whitney township, Timmins, Ontario.